UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 23, 2015	By:	/s/ Margaret Taylor
	Name:	Margaret Taylor
	Title:	Group Company Secretary

bhpbilliton
Taking the long view
Sustainability Report 2015

BHP Billiton locations
6 United Kingdom Production Unit
29 Corporate Office
7 Algeria Joint Interest Unit
4 Pakistan Production Unit
Global Corporate Services Centre 27
Marketing and Corporate Office 28
Australia Joint Interest Unit 8
Western Australia Iron Ore 15
Olympic Dam 11
Nickel West 13
Iron Ore Head Office 24
Global Headquarters 23
Australia Joint Interest Unit 8
2 Australia Production Unit
21 BHP Billiton Mitsui Coal
20 BHP Billiton Mitsubishi Alliance
22 Coal Head Office
17 New South Wales Energy Coal
2 Australia Production Unit
Potash Head Office 25
New Mexico Coal 18
Petroleum Head Office 30
Gulf of Mexico Joint Interest Unit 9
Cerrejón 19
Antamina 14
Pampa Norte 12
Escondida 10
Copper Head Office 26
31 Corporate Office
1 Onshore US
3 Gulf of Mexico Production Unit
5 Trinidad and Tobago Production Unit
16 Samarco

We are among the world's top producers of major commodities, including iron ore, metallurgical coal, copper and uranium, and have substantial interests in conventional and unconventional oil and gas and energy coal.

Petroleum and Potash				
Ref	**Country**	**Asset**	**Description**	**Ownership**
1	US	Onshore US	Onshore shale liquids and gas fields in Arkansas, Louisiana and Texas	<1–100%
2	Australia	Australia Production Unit	Operated offshore oil fields and onshore gas processing facilities in Western Australia and Victoria	40–90%
3	US	Gulf of Mexico Production Unit	Operated offshore oil and gas fields in the Gulf of Mexico	35–44%
4	Pakistan	Pakistan Production Unit	Operated onshore oil and gas fields	38.5%
5	Trinidad and Tobago	Trinidad and Tobago Production Unit	Operated offshore oil and gas fields	45%
6	UK	United Kingdom Production Unit	Operated offshore oil and gas fields	16–31.83%
7	Algeria	Algeria Joint Interest Unit (1)	Joint interest onshore oil and gas unit	38%
8	Australia	Australia Joint Interest Unit (1)	Joint interest offshore oil and gas fields in Bass Strait and North West Shelf	8.3–50%
9	US	Gulf of Mexico Joint Interest Unit (1)	Joint interest offshore oil and gas fields in the Gulf of Mexico	5–44%

Copper				
Ref	**Country**	**Asset**	**Description**	**Ownership**
10	Chile	Escondida	Open-cut mine and processing facilities, producing copper concentrate and copper cathode, located in northern Chile	57.5%
11	Australia	Olympic Dam	Underground mine and processing, smelting and refining facilities producing copper cathode, uranium oxide, gold and silver	100%
12	Chile	Pampa Norte	Two open-cut mines, producing copper cathode in northern Chile	100%
13	Australia	Nickel West	Integrated sulphide mining, concentrating, smelting and refining operation in Western Australia	100%
14	Peru	Antamina (1)	Open-cut copper and zinc mine, located in northern Peru	33.75%

Iron Ore				
Ref	**Country**	**Asset**	**Description**	**Ownership**
15	Australia	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara region of Western Australia	51–85%
16	Brazil	Samarco (1)	Open-cut iron ore mine, concentrators and pelletising facilities	50%

Coal				
Ref	**Country**	**Asset**	**Description**	**Ownership**
17	Australia	New South Wales Energy Coal	Open-cut energy coal mine and coal preparation plant in New South Wales	100%
18	US	New Mexico Coal (2)	Energy coal mines in New Mexico	100%
19	Colombia	Cerrejón (1)	Open-cut energy coal mine with integrated rail and port operations	33.3%
20	Australia	BHP Billiton Mitsubishi Alliance	Open-cut and underground metallurgical coal mines in the Bowen Basin and Hay Point Coal Terminal Queensland	50%
21	Australia	BHP Billiton Mitsui Coal	Two open-cut metallurgical coal mines in the Bowen Basin, Central Queensland	80%

BHP Billiton principal office locations			
Ref	**Country**	**Location**	**Office**
22	Australia	Brisbane	Coal Head Office
23	Australia	Melbourne	Global Headquarters
24	Australia	Perth	Iron Ore Head Office
25	Canada	Saskatoon	Potash Head Office
26	Chile	Santiago	Copper Head Office
27	Malaysia	Kuala Lumpur	Global Corporate Services Centre
28	Singapore	Singapore	Marketing and Corporate Office
29	UK	London	Corporate Office
30	US	Houston	Petroleum Head Office
31	US	New York	Corporate Office

(1) Non-operated joint venture.
(2) Completed sale of Navajo Mine and will retain control until final transfer.

About this Sustainability Report
BHP Billiton Limited, BHP Billiton Plc and our respective subsidiaries operate as BHP Billiton. Throughout this Sustainability Report, unless otherwise noted, ‘BHP Billiton’, the ‘Company’ and the ‘Group’ refer to the combined group. This includes our Businesses, our Group Functions and Marketing.
We have disclosed our payments of taxes and royalties on a project-by-project basis, and payments to state and provincial governments at a subnational level in a stand-alone BHP Billiton Economic Contribution and Payments to Governments Report which is available online at www.bhpbilliton.com.
We regularly engage with our key stakeholders to understand their areas of interest and to address their potential concerns about our operational activities. While this Sustainability Report does not examine all issues, the most significant issues as identified by our stakeholders and their potential impacts are discussed. Anyone seeking to use information contained in this Sustainability Report, or seeking to draw conclusions from the data presented, should contact us for further verification and assistance.
Reporting approach
This Sustainability Report aligns with the International Council on Mining and Metals (ICMM) Sustainable Development Framework and is prepared in accordance with the Global Reporting Initiative (GRI) G4 Comprehensive-level reporting. The Sustainability Report also includes indicators from the GRI Mining and Metals Sector Disclosures.
As signatories to the principles of the United Nations Global Compact (UNGC), this Sustainability Report serves as our advanced level UNGC Communication on Progress on implementation of the principles and support for its broader development objectives.
KPMG has provided independent assurance in respect of this Sustainability Report, including our GRI G4 Comprehensive-level reporting. A copy of KPMG’s assurance report is on page 68.
Report boundary and scope
This Sustainability Report covers the assets that have been wholly owned and operated by BHP Billiton or that have been operated by BHP Billiton in a joint venture operation during the period from 1 July 2014 to 30 June 2015 (FY2015). Material information up to 10 September 2015 has also been included.
We acknowledge the importance of measuring our broader impact. As such, in FY2015 we expanded our definition of work-related activities to align with the recording boundaries of the ICMM, which includes the recording of events that occur outside of our operated locations where we have established the work to be performed and can set and verify the health and safety standards.
Our assets include those under exploration, projects in development or execution phases and closed operations. Our Group Functions and Marketing are also included. Monetary amounts in this document are reported in US dollars, unless otherwise stated.
This Sustainability Report also includes information relating to assets demerged from BHP Billiton to form South32. Information relating to the demerged assets is included for the period from 1 July 2014 up to the effective date the demerger was deemed completed (8 May 2015). Unless noted otherwise, information relating to the demerged (Discontinued) assets has been included in the performance information disclosed in this Report.
Continuing operations refers to the assets that formed part of the BHP Billiton Group as at 30 June 2015.
This Sustainability Report is part of our Annual Reporting suite, which is available online at www.bhpbilliton.com. We welcome your feedback.
For more information on the South32 demerger and reporting of Continuing and Discontinued operations, refer to the Annual Report 2015 (sections 1.3, 1.6, 2.1 and note 29 ‘Discontinued operations’ to the Financial Statements).
This Sustainability Report is supported by case studies listing specific activities that explore our approach to sustainable development. These case studies are available online at www.bhpbilliton.com/casestudies.
In this Report
Our sustainability approach 3
Measuring our performance 6
Our material sustainability issues 7
Governance 8
Operating with integrity 10
Climate change 16
People 22
Keeping our people and operations safe 24
Focusing on the health of our people 27
Developing our workforce 30
Environment 34
Biodiversity management 36
Water 40
Society 44
Engaging effectively in communities 46
Respecting human rights 49
Making a positive contribution to society 53
Appendix 60
Our stakeholders 61
Performance data 63
Independent assurance report to the Directors and management of BHP Billiton 68

Chief Executive Officer’s Review
I am pleased to present BHP Billiton’s 2015 Sustainability Report. During a year of volatile economic conditions, BHP Billiton has remained steadfast in its commitment to sustainably provide the energy and resources required for economic development and growth, while delivering value to shareholders.
The approach is guided by Our BHP Billiton Charter, which unites us around our purpose, strategy and key measures of success. Our Charter also states our values of Sustainability, Integrity, Respect, Performance, Simplicity and Accountability which guide our behaviour and the decisions we make.
Our first priority is the safety of our people. I am deeply saddened that five colleagues died at work in FY2015. This has had a profound, and permanent, impact on families, friends and workmates throughout the business. Across BHP Billiton, leaders have engaged with people to reaffirm our commitment to make workplaces safer than ever before and free from fatalities and serious injury.
In May 2015, the demerger of South32 was completed. A simpler portfolio allows a sharper focus on the Businesses that generate the majority of earnings and increases the potential to create further productivity gains and grow shareholder value.
Sustainable growth requires an effective response to climate change. As a major producer and consumer of energy, we have a Company-wide focus on reducing greenhouse gas emissions and increasing energy efficiency. As part of our strategic approach to climate change, we are building our own resilience and working with others to support effective policy frameworks that support a transition to a low-carbon economy. We are actively exploring opportunities to invest in low-emission technologies such as carbon capture and storage and battery storage.
We seek to minimise the environmental impacts of our operations and transparently report environmental performance. This year we made good progress on water and biodiversity targets as part of an ongoing focus to avoid, minimise and rehabilitate impacts to land, biodiversity, water resources and air within our area of influence. In addition, since FY2013 we have contributed over US$35 million globally to protect areas of conservation significance, including the Five Rivers Conservation Area in Tasmania, Australia and the Valdivia Coastal Reserve in Chile.
We continue to make a positive contribution to the economic and social development of our host communities. This contribution includes employment opportunities, the purchase of local goods and services and the development of infrastructure and facilities. In FY2015, we made US$7.3 billion in payments to governments. We also voluntarily committed US$225 million in community programs that have a long-lasting and positive impact on the quality of life for people across the world.
During FY2015, we developed a new framework to guide all social investments until FY2020. The BHP Billiton Social Investment Framework comprises themes of governance, human capability and social inclusion, and environmental resilience. The Framework guides us in making a distinctive contribution to meeting some of the most significant sustainable development challenges facing the world, aligned with the emerging issues and trends that are relevant to our Businesses and stakeholders.
We are proud to have publicly announced our support for the recognition of Australia’s Aboriginal and Torres Strait Islander peoples in the nation’s constitution. We have strong relationships with Indigenous peoples in Australia and around the world. Our support for recognition in Australia’s foundation governance document is consistent with the values underpinning the relationships we seek to have with Indigenous Australians.
We are committed to high-quality governance, transparency and ethical business conduct. Our BHP Billiton Code of Business Conduct and the performance requirements set out in the Company’s Group Level Documents make sure we do what is right and that we deliver on our commitments. These include support of the objectives and principles of the International Council on Mining and Metals, the United Nations Global Compact, the Voluntary Principles on Security and Human Rights and the Extractive Industries Transparency Initiative. For the first time, BHP Billiton has published a comprehensive report on our payments to governments and broader economic contribution, in addition to this Sustainability Report.
Finally, I would like to thank both host communities and business partners for their support. I would also like to acknowledge our dedicated workforce for their continued focus on sustainable improvement in every part of the business. I am confident that with your ongoing support we will have a safer and more sustainable future.
Andrew Mackenzie
Chief Executive Officer
BHP Billiton Sustainability Report 2015 1

Our Charter
We are BHP Billiton, a leading global resources company.
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
Our Values
Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew Mackenzie
Chief Executive Officer
2 BHP Billiton Sustainability Report 2015

Our sustainability approach
Sustainability is embedded throughout our Company.
The value of sustainability
Sustainability is core to our strategy, ensuring we integrate health, safety, environmental, social and economic factors into our decision-making. Our priority is to identify and manage the material risks within our Company, ensuring our people, suppliers, contractors and the communities in which we operate remain safe and healthy. We are committed to being responsible stewards of the natural resources we develop and use in our operations and seek to minimise our environmental impact. We strive to be part of the communities in which we operate, and seek to foster meaningful, long-term relationships that respect local cultures and create lasting benefits.
Our BHP Billiton Charter defines our purpose, strategy and values, and how we measure success. This includes our Sustainability value of putting health and safety first, being environmentally responsible and supporting our host communities. The BHP Billiton Code of Business Conduct guides us in our daily work and assists us to practically apply the values set out in Our Charter.
Our sustainability framework is underpinned by Our Charter and our Code of Business Conduct. Furthermore, our framework is supported by our health, safety, environment and community (HSEC) Group Level Documents (GLDs), and our public sustainability performance targets. Our sustainability framework guides our investments in our host countries and local communities, as well as at our operations. We believe that creating social, environmental and economic value wherever we operate, creates a competitive advantage for our Company.
Board approach
At BHP Billiton, we have a governance framework that goes beyond the need to comply with regulatory requirements. We believe that high-quality governance supports long-term value creation. Our Board governs the Group in a manner consistent with Our Charter, our strategy and our commitment to a transparent and high-quality governance system. The Board has established a number of committees to assist in exercising its authority, including monitoring the performance of the Group.
The Sustainability Committee assists the Board in oversight of HSEC matters, including climate change. This includes overseeing areas relating to HSEC risk control, compliance with applicable legal and regulatory requirements, and overall HSEC performance of the Group. As at 30 June 2015, the Sustainability Committee comprised four independent Non-executive Directors, each appropriately skilled in HSEC matters, as determined by the Board. The Committee is chaired by Dr John Schubert. A standing invitation is also issued to the CEO who attends each meeting.
During FY2015, the Sustainability Committee (who met on six occasions) continued to assist the Board in its oversight of HSEC matters and performance. This included consideration of strategic HSEC issues, audits and trends, and detailed reports from management in the event of a fatality or significant incident.
The Sustainability Committee also provides oversight of the annual BHP Billiton Sustainability Report preparation, including internal control systems.
Management approach
Below the level of the Board, key management decisions are made by the CEO, the Group Management Committee (GMC), other management committees and individual members of management to whom authority has been delegated.
Established by the CEO, the GMC is the Group’s most senior executive body. The GMC’s purpose is to provide leadership to the Group, determining its priorities and the way it is to operate, thereby assisting the CEO in pursuing the corporate purpose. The GMC is a forum to debate high-level matters important to the Group and to ensure consistent development of the Group’s strategy.
Health, safety, environment and community teams provide guidance and thought leadership to the Group by developing and implementing management frameworks; focusing on catastrophic and fatal hazards management; identifying relevant HSEC trends; tracking performance and alignment with other Company requirements; and reporting progress against targets. In addition, we conduct benchmarking within the industry and alongside other industries to determine opportunities for improving HSEC management and processes.
BHP Billiton Sustainable Development Governance
BHP Billiton Board
Risk and Audit Committee of the Board
Executive Management*
Businesses
Assets
Sustainability Committee of the Board
Group HSE and Corporate Affairs
Business HSE and C Representatives
HSE and C Personnel
* Authority to manage the Company is delegated to the CEO. The CEO delegates authority to management committees, including the GMC, and individuals.
BHP Billiton Sustainability Report 2015 3

Our sustainability approach continued
Assessing our HSEC performance
To link HSEC matters to remuneration, 20 per cent of the FY2015 short-term incentive opportunity for GMC members was based on HSEC performance. Given the importance the Group places on safety, the short-term incentive opportunity attached to HSEC has been increased for FY2016 to 25 per cent. The Sustainability Committee assists the Remuneration Committee in determining appropriate HSEC metrics to be included in GMC scorecards and in assessing performance against those measures. The Remuneration Committee and the Board also have discretion over both the short-term and long-term incentive opportunities for GMC members and take into consideration HSEC performance.
HSEC performance is measured as a balanced scorecard within the overall annual bonus assessment. In FY2015, four elements were considered: no work-related fatalities or significant environmental or community incidents; reduction in total recordable injury frequency and occupational illness; health, environment and community initiatives; and HSEC risk management. The health and environment measures included assessment against the implementation of plans or projects for reductions in occupational exposures, water and greenhouse gases. Following assessment against these designated measures, the Remuneration Committee takes a holistic view of how the Group has performed in critical areas.
The Board believes this method of assessment is rigorous and balanced and provides an appropriate, objective and comprehensive assessment of performance.
As a consequence of the five tragic fatalities in FY2015, the Board and the Remuneration Committee concluded, after taking advice from the Sustainability Committee, that a zero outcome was appropriate for the CEO’s FY2015 short-term incentive HSEC component, with the decision supported by the CEO.
Further information on the metrics and their assessment is available in the Remuneration Report contained in section 4 of our Annual Report 2015.
Applying our sustainability approach
In addition to the legal requirements of the countries in which we operate, our approach to sustainability risks is defined by our Group Level Documents (GLDs). The GLDs clearly describe our mandatory minimum performance requirements and accountabilities across the Group and are the foundation for developing and implementing management systems at our operations.
GLDs relating to HSEC matters are referenced throughout this Sustainability Report. These GLDs set our Group-wide HSEC-related performance requirements to ensure effective management control of our sustainability risks. Our GLDs are, as a minimum, consistent with the principles and mandatory requirements of the position statements of the International Council on Mining and Metals Sustainable Development Framework, the United Nations (UN) Global Compact, the UN Declaration of Human Rights and the Voluntary Principles on Security and Human Rights.
At our operated assets, BHP Billiton has the ability to set workplace HSEC standards and enforce their application. We also seek to apply GLD performance requirements to our non-operated assets.
Contractors working at our operated assets must comply with the minimum performance requirements in our relevant GLDs. In addition, we seek to ensure our customers, suppliers, agents and service providers maintain business practices and workplaces that are aligned with our GLDs.
Those GLDs that describe our management approach to HSEC issues have been made publicly available for the benefit of our stakeholders online at www.bhpbilliton.com.
Identifying and managing our material risks
We take the issue of risk management seriously because the nature of our operations means that HSEC incidents have the potential to adversely affect our people, our business, our host communities or our licence to operate. We use the framework in our Risk Management GLD to identify and manage the risk involved in our business activities, functions and processes. This provides a strong foundation for our active and consistent risk-based approach to sustainability. A broader discussion of our risk factors and management approach is provided in section 1.7 of our Annual Report 2015.
Embedding risk management into the work management processes of our critical business systems enables us to adopt a consistent approach to risk management based on valid data and sound science. Through our business systems, each aspect of work is detailed from preparation to completion, including the operation of relevant critical controls and verification that work has been done to an appropriate standard. In this way, HSEC critical activities are built into the planning of work and become part of the way work is managed.
We mandate the assessment of risks that we consider material to our business and take into consideration the potential health, safety, environmental, community, reputational, legal and financial impacts. The severity of any particular risk is assessed according to the most severe impact associated with a specific risk. Risks are considered material to our business if they meet either the maximum foreseeable loss (MFL) or residual risk rating (RRR) criterion. The MFL is the plausible worst-case scenario for any risk when all active risk controls are assumed to be ineffective. The RRR represents the level of residual risk associated with the particular material risk after taking into account the controls that are already in place and have had their effectiveness tested. This includes infield verification of the effectiveness of controls to manage the risks. The risk assessment process allows us to understand the potential causes and impacts, and determine the residual risks in the context of business plans.
Assurance is an essential part of assessing and continuously improving the governance, risk management and internal controls underpinning our sustainability framework. We obtain assurance of our sustainability processes through our internal audit function and third-party assurance of our annual Sustainability Report. Audit results are used by management to create detailed action plans to address gaps in the requirements. Key findings are reported to the relevant Business Presidents, while summary reports are considered by the Sustainability Committee and, where appropriate, the Risk and Audit Committee.
4 BHP Billiton Sustainability Report 2015

The Forum on Corporate Responsibility
Listening and responding to the opinions of our key stakeholders are essential elements of our sustainability approach. This enables us to better understand emerging trends, external stakeholder views and material issues to effectively prioritise and adapt our strategies.
In 1999, the BHP Billiton Forum on Corporate Responsibility (the Forum) was formed and remains a key component of our stakeholder engagement program. During FY2015, the Forum comprised nine highly respected civil society leaders, members of the GMC and representatives from our Group Health, Safety and Environment and Corporate Affairs functions. Our CEO chairs the Forum.
Through the Forum, we gain insight into current and emerging issues and engage in rigorous debate on a range of sustainability topics. This enables us to understand and consider the broader societal implications of our actions in making important Company decisions.
Since its inception, the Forum has made a highly valued contribution to the development of our standards and our approach to a range of social and environmental issues. In FY2015, the Forum met on two occasions, and while keeping updated on a wide range of topics, at each meeting it selected one sustainability aspect of critical importance to the Company on which to have a more substantive and deeper discussion.
In November 2014, it debated the Company’s approach on Indigenous affairs, which ultimately led to the development of our new Indigenous Peoples Policy Statement and the Company’s support for Constitutional recognition of Aboriginal and Torres Strait Islander peoples in Australia.
In June 2015, the interconnected topics of transparency, anti-corruption and taxation were explored in detail. The Forum encouraged the Company to continue its active leadership on transparency and disclosure given the clear link to development outcomes.
Four members of the Forum also participated in a field visit to the IndoMet Coal Project in Kalimantan, Indonesia (refer to page 48 of this Sustainability Report).
Under governance processes introduced in 2009, civil society members are appointed for a four-year term, ensuring a fresh perspective is maintained on emerging trends, views and issues of our external stakeholders.
Top left to right:
Greg Bourne, Chair, Australian Renewable Energy Agency (Australia); Mick Dodson, Director, National Centre for Indigenous Studies, Australian National University (Australia);
Cristina Echavarria, Board Member,
Alliance for Responsible Mining (Colombia);
Tommy Garnett, Founder and Director of Programs, Environmental Foundation for Africa (Sierra Leone);
Simon Longstaff, Executive Director, The Ethics Centre (Australia);
Yaa Ntiamoa-Baidu, Chair, Centre for African Wetlands, University of Ghana (Ghana);
Changhua Wu, Greater China Director, The Climate Group (China);
Phil Vernon, Director of Programs, International Alert (UK);
Ray Offenheiser, President, Oxfam America (US).
Additional information on the Forum is available online at www.bhpbilliton.com.
BHP Billiton Sustainability Report 2015 5

Measuring our performance

A key element of our sustainability approach is to regularly review our performance and publicly report our progress. To focus our efforts on the things that matter most, we set targets and measure our ongoing performance, promoting continuous improvement and the efficient use of our resources.

Our targets were developed in FY2013 to be integrated into our established five-year business planning processes and are supported by the mandatory minimum performance requirements detailed in our suite of HSEC GLDs. A number of targets also reflect our commitment to progressive leadership and performance in the areas of HSEC.

Of these targets, three compare the current year's performance to a baseline year: total recordable injury frequency, occupational exposures and greenhouse gas emissions reductions. Post the South32 demerger, adjustments were made to these targets to ensure that they remain a fair measurement of our performance.

The table below summarises the progress we have made against our HSEC targets in FY2015.

● Not achieved ● Achieved ○ On track

Target	FY2015 Performance		
	Result	Commentary	Target date
Safety			
Zero work-related fatalities.	● Not achieved	5 fatalities. 4 fatalities occurred during on-site work activities and 1 fatality occurred in an off-site transportation accident.	Annual
Year-on-year improvement of our total recordable injury frequency (TRIF).[1]	● Achieved	TRIF performance was 4.1, a 2% improvement compared with FY2014 (4.2).	Annual
Human rights			
Conduct annual reviews for alignment with the Voluntary Principles on Security and Human Rights and implement improvement plans to close out identified gaps.	● Achieved	Annual reviews for alignment with the Voluntary Principles on Security and Human Rights were conducted and improvement plans are being implemented where required.	Annual
Health			
In addition to the use of personal protective equipment, which safeguards our workforce, we will reduce potential occupational exposure[2] to carcinogens and airborne contaminants by 10%.	○ On track	A 40% reduction in potential exposures compared with our FY2012 baseline.	30 June 2017
Environment			
No significant environmental incidents.[3]	● Achieved	No significant environmental incidents.	Annual
We will maintain total greenhouse gas emissions below FY2006 levels[4] while we continue to grow our business.	○ On track	Greenhouse gas emissions were lower than the FY2006 baseline.	30 June 2017
All operations to develop dedicated management plans, including controls to prevent, minimise, rehabilitate and offset impacts to biodiversity and ecosystems services.	● Achieved	Land and Biodiversity Management Plans were in place at all our operations.	Annual
We will finance the conservation and continuing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance.	○ On track	During FY2015, the Valdivian Coastal Reserve achieved formal conservation status as Chile's largest private conservation easement and the design of a Trust to manage the area for the long-term was progressed.	30 June 2017
All operations with water-related material risks, inclusive of volume and quality considerations, will set targets and implement projects to reduce their impact on water resources.	● Achieved	All our operations that identified water-related material risks, implemented at least one project to improve the management of associated water resources.	Annual
Community			
No significant community incidents.[3]	● Not achieved	There were two significant community incidents during FY2015, both being collisions on public roads.	Annual
1% of pre-tax profits invested in community programs, including cash, in-kind support and administration, calculated on the average of the previous three years' pre-tax profit.	● Achieved	US$225 million invested in community programs, including US$83 million to the BHP Billiton Foundation.	Annual
All assets to have local procurement plans with targets.	● Achieved	All operating assets have local procurement plans in place with targets.	Annual

(1) The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) multiplied by 1 million ÷ actual hours worked by employees and contractors. Stated in units of per million hours worked. We adopt the US Government's Occupational Safety and Health Administration Guidelines for the recording and reporting of occupational injuries and illnesses.
(2) For exposures exceeding our FY2012 baseline occupational exposure limits requiring the use of personal protective equipment.
(3) A significant incident, resulting from BHP Billiton operated activities, is one with a severity rating of four and above, based on our internal severity rating scale (tiered from one to seven by increasing severity), and aligned to our *Risk Management* GLD.
(4) FY2006 baseline will be adjusted for material acquisitions and divestments based on asset greenhouse gas emissions at the time of transaction.

6 BHP Billiton Sustainability Report 2015

Our material sustainability issues To successfully deliver our strategic business objectives and create value for our Company and our stakeholders, we identify and respond to material issues.
Regular, open and honest engagement with our stakeholders helps us to identify, understand and prioritise the sustainability issues that are material to our business and to our stakeholders. Engaging with our key stakeholders also helps us validate our sustainability reporting.
The content of this Sustainability Report has been shaped by our annual materiality assessment. This assessment satisfies the GRI principles for defining report content, sustainability context, materiality, completeness and stakeholder inclusiveness through a cycle of identification, prioritisation, validation and review.
To determine our material topics, we first identify the material issues that impact our Company and our stakeholders, at each stage of our value chain. An initial list of material topics is developed through an analysis of a range of inputs, including our Group Risk Register, queries from our investors and shareholders, stakeholder engagement and media coverage of sustainability issues.
We prioritise each material topic by rating its significance from our stakeholders’ perspectives and its potential to impact our Company. Sustainability topics that exceed the materiality threshold are then mapped to the GRI aspects. We validate our materiality assessment by consulting with internal and external stakeholders.
In late 2014, we undertook a robust consultation process with a wide range of local and international external stakeholders, which included members from the Forum on Corporate Responsibility, non-government organisations, suppliers, peer organisations, local and Indigenous communities, industry associations and investment communities. Through these consultations, we identified our material issues, linked these to the GRI aspects and mapped their boundaries along our value chain for the purpose of this Sustainability Report.
The final list of material topics were reviewed by the Board’s Sustainability Committee and reassessed during the preparation of this Sustainability Report.
The themes that are common to a number of material topics have been grouped into focus areas for the purpose of this Sustainability Report, as outlined in the diagram below. Supporting performance information is provided in the Appendix of this Sustainability Report.
Details of our GRI mapping can be viewed in our Sustainability Reporting Navigator, which is available online at www.bhpbilliton.com.
Stakeholders
Employees and contractors Business partners Local and Indigenous communities Customers Labour unions Shareholders and investment community Industry peers and associations Government and regulators Suppliers Community organisations and NGOs Media
Strategy
Explore and evaluate Design and development Operations Marketing and logistics Product use and disposal Supply chain inputs Materials inputs
Value chain
Operating with integrity page 10
Climate change page 16
Keeping our people and operations safe page 24
Focusing on the health of our people page 27
Developing our workforce page 30
Biodiversity management page 36
Water page 40
Engaging effectively in communities page 46
Respecting human rights page 49
Making a positive contribution to society page 53
Governance Society Environment People
Our focus areas
BHP Billiton Sustainability Report 2015 7

Governance
Doing what we say we will do.
Transparently and ethically.
Our approach
Working with integrity is embedded in Our BHP Billiton Charter values and is core to our governance framework. Maintaining transparent and effective governance is fundamental to upholding our responsibilities and sustaining strong relationships with our stakeholders.
Together with the BHP Billiton Code of Business Conduct, Our Charter defines our deep commitment to governance and expectations of our people, business partners and suppliers in maintaining high ethical standards, integrity and respect for others.
We operate in an industry where many of our activities are highly regulated by laws governing health, safety and the environment. We are committed to compliance with the laws and regulations of the countries in which we operate and, where applicable, to exceeding legal and other requirements that are less stringent than our own.
Effective governance of natural resources is critical to the sustainability of our business. This includes our strategic approach to climate change, governed by our Board as an essential part of our ongoing development.
8 BHP Billiton Sustainability Report 2015

2015 highlights
US $7.3 billion
total payments to governments.(1)
(1) Excludes demerged assets.
BHP Billiton Sustainability Report 2015 9

Operating with integrity
We are committed to doing what is right.
Why this is a focus area
Integrity and accountability are core values at BHP Billiton and central to our reputation as one of the world’s leading companies. We are committed to ethical business practices and high-quality governance in all our dealings.
We believe that businesses flourish when rule of law, transparency and space for people to participate in policy and decision-making processes affecting them combine to provide a stable social, economic and political environment for our investments.
Our commitment to ethical business behaviour
Our Code of Business Conduct (the Code) sets the standard for our commitment to working with integrity and respect and provides guidance for everyone who works for, or on behalf of, BHP Billiton. The Code guides us in our daily work and demonstrates how to practically apply the commitments and values set out in Our Charter. To assist all our employees and contractors conduct business in an ethical manner, the Code is available in several languages online at www.bhpbilliton.com. Our ability to work with integrity can never be compromised by commercial objectives. At times our people may find themselves in situations where complying with the Code may appear to conflict with the ability to win or retain business. We are confident that the Code clearly outlines our obligations for dealing with such conflict, in order to preserve our reputation for, and commitment to, the highest standards of integrity.
Every leader is responsible for embedding the requirements of the Code across BHP Billiton. All employees and certain contractors are provided with the Code on commencement of employment with BHP Billiton, and it is a condition of that employment that they behave in accordance with the Code. Third parties that we deal with are also provided with the Code and are informed of our expectations to respect our Code when working for or on behalf of BHP Billiton.
Annual risk-based Code of Business Conduct training and communication plans must be completed and executed by each area of the Group. Compliance with Our Charter values, and related behaviours, is required to be considered as part of all employees’ annual performance review.
To address any grievances or concerns that may be raised by our internal or external stakeholders, we have a number of reporting mechanisms available across the Group, including reporting to line managers or human resources representatives. EthicsPoint is BHP Billiton’s 24-hour, multilingual business conduct hotline and online case management system, which is managed by an independent third party. EthicsPoint is a worldwide service available to internal and external stakeholders that provides a confidential means to report concerns about conduct that may be contrary to our values and ethical business standards.
Contact details for the EthicsPoint service are available online at www.bhpbilliton.com.
10 BHP Billiton Sustainability Report 2015

In addition, community complaint and grievance processes are available at a local level to acknowledge, investigate and document community concerns. Depending on the nature and severity of a concern that has been raised, it may require referral or further investigation. The management of queries, concerns and business conduct investigations is undertaken and recorded in accordance with defined processes.
In FY2015, 1,677 business conduct cases were recorded. Of these, 1,232 cases were raised via our human resources or business representatives and 445 were raised through EthicsPoint. Of the 1,677 cases recorded and investigated, 1,189 were substantiated, with 294 cases resulting in termination and 643 in a written warning. A further 252 cases were met with other appropriate responses, ranging from suspension through to coaching.
We continue to learn from the business conduct concerns and breaches raised and build these into our learning programs and process controls to support our people.
Business conduct cases by category
Health and safety 24%
Alcohol, drug and tobacco use 13%
Harassment and bullying 12%
Absenteeism 9%
Inappropriate workplace behaviour 9%
Physical theft or loss 7%
Performance 6%
Other* 6%
Conflict of interest 4%
Equality in employment 3%
Accuracy of data and information 2%
Cyber security 2%
Unfair dismissal 2%
Protecting BHP Billiton assets 1%
*Other: Accepting gifts, hospitality and entertainment; business travel; corruption; communicating externally; competition and antitrust; engaging with our communities; environment; intellectual property; personal information and privacy; trade controls; questions; maintaining supplier relationships.
Business conduct cases by region
Australia 61%
North America 15%
Africa 13%
South America 8%
Asia 3%
Anti-corruption
Anti-corruption compliance is an important part of being a responsible and ethical company, and also reflects our commitment to host communities and governments. If left unchecked, corruption deprives communities of the benefits that should flow from the development of natural resources and undermines effective government decision-making. We are determined to play a significant role in the global fight against corruption in the resources industry. Building on a strong framework with a focus on continuous improvement, we have what we consider to be a world-class anti-corruption compliance program.
BHP Billiton’s Code of Business Conduct and Anti-corruption Group Level Document (GLD) policies clearly prohibit bribery and corruption in all our business dealings. We prohibit making facilitation payments, which are payments to government officials to obtain routine services to which BHP Billiton is otherwise legally entitled. The obligations for employees and contractors are clear and the Company provides training and support to ensure they are understood. Similarly, senior management is required to incorporate anti-corruption compliance into business key performance indicators.
Independent Compliance function
BHP Billiton has created a Compliance function that is independent of the Businesses, which reports to the Chief Legal Counsel and the BHP Billiton Board. The Compliance function includes Compliance teams that are co-located with each of our Businesses and a Compliance Legal team comprising lawyers with expertise in anti-corruption and trade law compliance. The Compliance function is responsible for the design of the anti-corruption Compliance program and plays a key role in advising, monitoring and reporting on implementation of the program throughout the Company.
Anti-corruption policies
Our Anti-corruption GLD requires review or approval by the Compliance function of activities that potentially involve a higher risk of exposure to corruption, including:
the offering of gifts, travel and hospitality (including for government officials) above certain thresholds;
the offering of commercial sponsorships;
the offering of community donations or projects;
acquisitions and divestments.
Compliance function approval is also required before engaging third parties who interact with others on our behalf (which we refer to as business partners) and before entering joint ventures or co-investments. A risk-based system is used to assess business partners and determine due diligence and other compliance requirements prior to approval. All suppliers are required to comply with various zero tolerance requirements, including BHP Billiton’s expectations in relation to anti-corruption compliance. We review any allegations that our business partners have acted improperly and take appropriate action. This can include insisting that the business partner improve its anti-corruption controls and can extend to terminating the relationship.
BHP Billiton Sustainability Report 2015 11

Operating with integrity continued
In addition, our policies require pre-employment and background checking, including any relationships that might amount to an actual or perceived conflict of interest and/or links to government officials.
Other policies include a prohibition of the use of cash or standard payments by BHP Billiton (unless approved by the BHP Billiton Chief Financial Officer) and the development of a tailored anti-corruption audit plan. These finance-related controls have been facilitated by the progressive launch (through to 2012) of our single master data system and the ability to create sensitive payment accounts.
Anti-corruption risk assessments
All BHP Billiton Businesses, Group Functions and Marketing are required to coordinate with the Compliance function to conduct regular anti-corruption risk assessments. Risk assessments form a critical part of the compliance program, focusing resources on the highest areas of risk and adopting an adequate set of controls to mitigate these risks.
Anti-corruption risk assessments follow BHP Billiton’s standard risk assessment process. All Businesses, certain Group Functions and Marketing have anti-corruption risk appearing in their respective risk registers, reported separately to the Risk and Audit Committee.
The standard risk assessment process requires a detailed assessment of potential causes of anti-corruption risks and includes the identification and testing of the effectiveness of the controls that are regarded as critical to preventing those causes. Potential causes are identified from a variety of sources, including in meetings with employees in relevant locations, local knowledge of corruption risks and reports of relevant recent enforcement actions. Potential legal, reputational and financial impacts are also assessed and reported during the risk assessment process.
Anti-corruption training and communications
Our Businesses, Group Functions and Marketing are required to coordinate with the Compliance function to identify employees, contractors and business partners who require anti-corruption training by applying specific criteria developed by the Compliance function. Businesses must also agree with the Compliance function and our Group Legal team on frequency and content of the anti-corruption training. Individuals identified as requiring training are required to receive training within two months of joining the Company or moving to a new position where training is required. More than 12,000 employees received anti-corruption training in FY2015. In addition to employees, several hundred employees of certain business partners received anti-corruption training in FY2015. Training is mandated for higher-risk business partners as part of the business partner pre-clearance process.
Independent monitoring and audit
The Compliance function conducts regular monitoring of financial and other data to check the operation of key controls, such as the requirement to obtain pre-approval before engaging in higher corruption risk transactions and compliance with training requirements.
A separate independent, internal audit team conducts regular anti-corruption audits to assess implementation of anti-corruption controls and to identify transactions and conduct that are not consistent with BHP Billiton’s policies, standards and procedures.
Any breaches of process detected during monitoring or auditing are considered by the Compliance function to assess whether further investigation is required.
Confidential reporting and investigations
Reporting suspected corruption issues is strongly encouraged at BHP Billiton, as we encourage our employees to feel safe to speak up. Reports can be made a number of ways, including through a global confidential whistle-blower hotline, EthicsPoint. Any retaliation against someone who speaks up and reports an issue is prohibited by our Code of Business Conduct.
The Compliance function manages investigations into all potential corruption-related issues, whether these are reported through EthicsPoint or through other channels.
Resolution with US Securities and Exchange Commission (SEC)
In May 2015, the Group announced the resolution of the previously disclosed investigation by the SEC into potential breaches of the United States Foreign Corrupt Practices Act (FCPA). The US Department of Justice has also completed its investigation into BHP Billiton without taking any action. The investigations related primarily to previously terminated minerals exploration and development efforts, as well as hospitality provided by the Company at the 2008 Beijing Olympic Games. The US investigations have now been concluded on all matters.
The matter was resolved with the SEC pursuant to an administrative order, which imposed a US$25 million civil penalty. The SEC order made no findings of corrupt intent or bribery by BHP Billiton.
The SEC’s findings related to a hospitality program hosted by BHP Billiton that supported its sponsorship of the 2008 Beijing Olympic Games. As part of this program, the Company invited customers, suppliers, business partners and government officials, along with Company employees, to the 2008 Beijing Olympic Games. While BHP Billiton made efforts at the time to address the risks related to inviting government officials to the 2008 Beijing Olympics, the controls it relied upon were insufficient to satisfy the civil books and records and internal accounting controls requirements of the FCPA.
The SEC noted the ‘significant cooperation’ BHP Billiton provided during the extensive investigation, which commenced in 2009. It also noted the ‘significant remedial actions’ the Company has taken over the past five years to enhance its compliance program.
At the time of our sponsorship of the 2008 Beijing Olympics and Paralympics, BHP Billiton had no independent Compliance function. Instead, accountability for complying with the Company’s anti-corruption policies, which were set out in the Company’s Guide to Business Conduct, was vested in its operating business units. As noted above, the Company has since created an independent Compliance function that reports to the head of the Legal function and the Risk and Audit Committee of the BHP Billiton Board. Today, this Compliance function would be required to approve any offer of hospitality of this kind to a government official. Under the SEC order, BHP Billiton will self-report on its compliance program to the SEC for 12 months following the date of the SEC order (20 May 2015).
12 BHP Billiton Sustainability Report 2015

An investigation by the Australian Federal Police (AFP), which was disclosed in 2013, is ongoing and the Group continues to cooperate.
With the resolution of these matters, we took the opportunity to re-emphasise the importance of compliance with our anti-corruption policies.
Design and continuous improvement
Consistent with our obligations to our stakeholders, we will continue to learn and look for better ways to manage this critical risk for our business. BHP Billiton’s Compliance function regularly reviews the design of the anti-corruption compliance program and uses the results of monitoring, audits and investigations to make appropriate enhancements.
Collective action initiatives
BHP Billiton participates in a number of collective action initiatives that are intended to promote ethical business conduct and reduce levels of corruption in particular locations or industries.
These include:
participation in regular meetings of Committee Against Facilitation Payments, Indonesia;
associate membership of and representation at the Maritime Anti-Corruption Network;
signatory to the United Nations Global Compact and member of the Anti-Corruption Leadership Group Steering Committee for the United Nations Global Compact Network Australia;
attendance at the Corporate Business Integrity Council (Australia).
In addition to participation in collective action initiatives, BHP Billiton regularly engages with suppliers and businesses in the resources industry and other industries on anti-corruption issues. BHP Billiton also supports the work of anti-corruption non-government organisations and is a contributor to the Australian and UK chapters of Transparency International.
Further information on our anti-corruption compliance program is available online at www.bhpbilliton.com/anticorruption.
Transparency of payments to governments
BHP Billiton considers the licences we have to operate in jurisdictions around the world as a privilege that bestows upon us a responsibility to contribute to the economic and social development of our host countries. A critical component of this responsibility is our taxation obligations to our host governments.
BHP Billiton has long been deeply committed to the role transparency plays in contributing to the good governance of natural resources for the benefit of the governments and citizens of countries that host our operations. We have voluntarily publicly reported our payments of taxes and royalties in our annual Sustainability Report in increasing detail over the last 15 years and have been a member of the Extractive Industries Transparency Initiative (EITI) since its inception in 2002. We continue our strong support for the EITI through our active participation on the EITI Board.
Transparency International’s Transparency in Corporate
Reporting: Assessing the World’s Largest Companies (TRAC) report evaluates the transparency of corporate reporting by the world’s 124 largest publicly listed companies. The report assesses the disclosure practices of companies with respect to their anti-corruption programs, company holdings and the disclosure of key financial information on a country-by-country basis. In the latest 2014 TRAC report, BHP Billiton is ranked by Transparency International as the most transparent mining company and fourth company overall in the world. In addition, BHP Billiton is ranked in the top 10 in the world in relation to country-by-country reporting and is the highest ranked Australian company in this area. We believe that transparency by governments and companies around revenue flows from the extraction of natural resources is an important element in the fight against corruption. A level and globally consistent playing field will ensure all companies disclose on the same basis and reduce the reporting burden for those operating in multiple jurisdictions.
In order to outline and guide our approach to transparency and disclosure, we developed and adopted our Transparency Principles in FY2014. These four principles outline what we believe any transparency framework should encompass to best tackle the fight against corruption.
Our Transparency Principles
Responsibility Governments, civil society and the corporate sector must work in partnership to support transparency and help fight corruption. We are committed to acting transparently and publicly reporting the payments we make to governments.
Openness Transparency is in the best interest of our shareholders, employees, contractors, partners, customers, communities and societies in which we operate, and is essential to good governance and responsible investment.
Fairness Nations that share resource wealth and are accountable to their communities have the potential to attract greater, more responsible and longer-term investment. Ensuring our host communities share in our success is critical to the long-term future of our Company.
Accessibility Revenue transparency information must be meaningful, practical and presented in a form that is easily captured, reported and understood. Governments, corporations and civil society organisations have important roles to play in ensuring communities have the capacity to analyse and effectively interpret the information provided.
BHP Billiton Sustainability Report 2015 13

Operating with integrity continued
To this end, and consistent with our Transparency Principles, we support appropriate national and extra-territorial mandatory corporate reporting to complement the EITI, and provide a globally consistent regulatory framework for all extractive industry companies.
Our payments to governments on a country-by-country basis of US$7.3 billion(1) during FY2015 are presented on page 63 of this Sustainability Report. Approximately US$1.4 billion(1) in taxes collected on behalf of employees was also remitted to governments. More than 99 per cent(1) of our payments are made to nine countries. Of these, our largest payments are made in Australia, where we have the majority of our assets.
We have disclosed our payments of taxes and royalties on a project-by-project basis, and payments to state and provincial governments at a subnational level in a stand-alone BHP Billiton Economic contribution and payments to governments Report 2015. The Report is available online at www.bhpbilliton.com.
BHP Billiton Marketing Operations
To ensure close proximity to our major customers, the primary location for our marketing activities is Singapore, while marketing of our oil and gas is headquartered in Houston, United States.
Our marketing operations add value by making a significant contribution at each step of the value chain – from the initial step of exploration and evaluation (our marketing operations develop a Company-wide view of markets and guide potential future growth products) to the final step of selling the products (our marketing operations are responsible for obtaining the best price for our products by developing strong integrated relationships with our customers).
BHP Billiton Marketing AG (BMAG) is BHP Billiton’s principal marketing entity operating in Singapore. It is owned 58 per cent by BHP Billiton Limited and 42 per cent by BHP Billiton Plc, reflecting the relative value of BHP Limited and Billiton Plc at the time the dual listed structure was created. BHP Billiton entities around the world sell commodities to BMAG at arm’s length prices which are determined consistent with OECD principles and the transfer pricing laws of the countries in which we operate.
BMAG has been granted a tax incentive by the Government of Singapore for its contribution to the development of Singapore’s commodity sector. In 2015, all of BMAG’s income in Singapore was eligible for the tax incentive. All of the profits which BHP Billiton generates in Australia from the production and processing of Australian commodities are subject to Australian tax at the corporate tax rate of 30 per cent.
In 2015, BMAG generated US$646 million in profits in Singapore. (2) These profits were mostly from the on-sale of Australian-sourced commodities. A substantial proportion of the profits earned by BMAG relating to Australian commodities is subject to Australian tax. In particular, BHP Billiton pays tax in Australia under the Australian Controlled Foreign Companies Rules on 58 per cent of the profit, which BMAG earns in Singapore from the on-sale of commodities acquired from Australian entities controlled by BHP Billiton Limited. This ‘top-up tax’ is in addition to the tax we pay in Australia on 100 per cent of the profits from the production of Australian commodities. The other 42 per cent of BMAG’s Singapore profits belong to BHP Billiton Plc reflecting our dual listed structure.
Sustainability in our supply chain
Our operations are supported by a global supply chain for goods and services. This comprises of skilled labour, supply of raw and direct materials and the supply of miscellaneous services. Driving continuous improvement is part of our core business and across the Company we have procedures in place to ensure we engage suppliers that are aligned with Our Charter values. We seek to build long-term partnerships that provide sustainable benefits to our suppliers as well as the businesses and communities in which we operate. To enable this, supplier relationships are managed in accordance with relevant contractual arrangements, applicable regulatory frameworks, Our Charter, Our Code of Business Conduct, the
Anti-corruption GLD and relevant health, safety, environment and community (HSEC) GLDs.
Our Supply Source to Contract GLD provides the framework to determine the extent to which our suppliers align with our HSEC and business conduct requirements. These requirements include zero tolerance to breaches of law as well as controls to prevent human rights infringement, including child labour, inhumane treatment of employees and forced or compulsory labour. Our suppliers are also required to adopt an open attitude towards legitimate activities of trade unions and a respectful interaction with the communities in which we operate.
Contracted suppliers are assessed on a matrix of commercial dependency versus supplier risk and segmented on a tiered scale. Based on the determined level of risk, an approach to engage with each supplier is developed. If required, a development plan is jointly created to ensure the supplier continuously meets the business requirements. Significant suppliers (tier one) represent approximately three per cent of our supply base. We regularly review our internal risk register and assess any reported changes that have the potential to introduce a higher risk to our Company than what was previously assessed. We actively monitor our controls and actions for the assessed risks in our supply chain. During FY2015, minor changes in our tier one supply chain included a shift of 16 suppliers from tier one to tier two status, due to a change in supplier segmentation. We also removed six suppliers from the tier one supply chain due mainly to contract terminations and business issues and two suppliers were removed due to HSEC issues.
(1) Excludes demerged assets.
(2) This excludes profits referable to commodities produced by entities which were demerged to form South32.
14 BHP Billiton Sustainability Report 2015

Product stewardship
The resources that we produce and use are crucial to the economic and social development of society, as well as being central to the growth of cities and communities across the world. As a global, diversified resources company, with markets in many countries, we have a responsibility to minimise the environmental, health and safety impacts of our products.
We ensure that through management systems and internal audit processes, we assess, prevent or mitigate potential environmental, health and safety risks to our people and communities. We also seek to work with those involved in the life cycles of our products to enhance the environmental performance throughout the supply chain and to promote responsible use of our products.
BHP Billiton is committed to implementing the International Council on Mining and Metals’ Sustainable Development Framework that requires us to facilitate and encourage responsible design, use, reuse, recycling and disposal of our products throughout the supply chain.
In FY2015, we engaged in a number of product stewardship initiatives, including with the International Manganese Institute, the Steel Stewardship Forum, the European Copper Institute and the Australian Petroleum Production and Exploration Association. We also conducted research to support energy efficient and productive utilisation of our products and engaged with our customers directly via technical collaborations and publications.
As one of the largest global shippers of bulk commodities, an important part of our supply chain is the safe, efficient and reliable transportation of our products. We conduct risk-based screening of our transportation providers, depending on the commodity carried, to select those who share our commitment to sustainable supply chain management.
Many of our products are required to have a specific safety data sheet. These sheets outline the relevant health, safety and environmental aspects of our products and are available to our customers and the transporters of our products. As some of our packaged products are classified as hazardous under the United Nations Globally Harmonised System, critical information labels are used to ensure the protection of human health and the environment during the handling, transportation and use of these products.
In FY2015, our Marketing organisation undertook a rigorous internal audit across all relevant commodities that established consistent and sustainable processes to ensure compliance with Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH Legislation) regulations. Our bulk products are continuously assessed in order to determine declaration requirements against criteria under the International Maritime Solid Bulk Cargoes (IMSBC) code for ‘Materials Hazardous in Bulk’ and ‘Harmful to Marine Environment’.
We have undertaken extensive research to ensure compliance with the IMSBC code provisions relating to Transportable Moisture Limit (TML) and worked with relevant national maritime regulators to refine TML testing methods. Furthermore, we have moisture management procedures in place that have been approved by the relevant competent authorities, for applicable products. Our procedures describe how we implement controls to ensure compliance with TMLs to provide the assurance that our bulk cargo products do not liquefy on board a vessel, thereby maintaining the vessel’s stability.
Our product stewardship activities, as members of the World Nuclear Association, range from participating in national and international stewardship programs, to allowing our customers to audit our HSEC activities. This includes supporting the safe and peaceful use of nuclear technology and promoting sustainable development for the industry. We manage the safe and secure packaging, transportation, handling and storage of uranium from our mine site to Australian Government-approved overseas facilities through active controls and monitoring processes, including product security and transport arrangements put in place by BHP Billiton, the overseas conversion facilities and the respective international authorities.
The transport of uranium product is overseen by the Australian Government through Australian Safeguards and Non-Proliferation Office (ASNO), which ensures that all transfers of uranium product (also defined as nuclear material) occur in accordance with Australia’s obligations under international treaties and protocols. Carriers, handlers and storage facilities involved in the transport must also be approved and audited by ASNO.
We regularly visit overseas shipping terminals, road and rail transporters and facilities to provide guidance and to observe their processes and controls.
Closure planning
Closure planning is an important consideration in the planning and development of our mining and petroleum operations. We recognise the significant risks associated with ineffective closure and seek to minimise these through our closure governance framework. BHP Billiton’s closure framework integrates resource planning and development, health, safety and environment, stakeholder engagement, finance and assurance into business operational design.
Specifically, the framework requires each asset to develop closure plans. These plans describe closure objectives and the management process in place to reduce closure liabilities over the life of the asset.
An ongoing internal audit program continues to test the effectiveness of these closure plans and the business alignment to the closure planning framework, including the financial provisions. Information on the provisions can be found in note 14 ‘Closure and rehabilitation provisions’ to the Financial Statements in our Annual Report 2015. Audit findings are reviewed annually and reported to the relevant Business Presidents, while summary reports are considered by the Board Sustainability Committee. During FY2015, 11 audits of the closure planning process were conducted. Findings against performance criteria were identified and recommendations have been initiated.
BHP Billiton Sustainability Report 2015 15

Climate change
Sustainable growth requires an effective response to climate change.
Why this is a focus area
We accept the Intergovernmental Panel on Climate Change (IPCC) assessment of climate change science, which has found that the warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable. As a major producer and consumer of fossil fuels, we recognise our responsibility to take action by focusing on reducing our emissions, increasing our preparedness for physical climate impacts and working with others, including industry and governments, to enhance the global response to climate change.
Our position on climate change
We accept the IPCC assessment of climate change science, which has found that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable.
We believe the world must pursue the twin objectives of limiting climate change to the lower end of the IPCC emission scenarios in line with current international agreements, while providing access to reliable and affordable energy to support economic development and improved living standards. We do not prioritise one of these objectives over the other – both are essential to sustainable economic growth.
Under all current plausible scenarios, fossil fuels will continue to be a significant part of the energy mix for decades. Therefore, there needs to be an acceleration of effort to drive energy efficiency, development and deployment of low-emissions technology and adaptation to the impacts of climate change. We believe there should be a price on carbon, implemented in a way that addresses competitiveness concerns and achieves lowest cost emissions reductions.
Our approach
BHP Billiton’s strategy is tied to economic growth in both emerging and developed economies, and sustainable growth requires an effective response to climate change. Responding to climate change is a priority Board governance and strategic issue for our Company.
Our strategic approach to climate change is underpinned by engagement with policymakers and other stakeholders, including investors, companies and non-government organisations. We believe industry has a key role to play in climate change policy development by working with governments and other stakeholders to inform the development of an effective, long-term policy framework that delivers a measured transition to a lower emissions economy. BHP Billiton believes an effective policy framework should include a complementary set of measures, including a price on carbon, support for low-emissions technologies and measures to build resilience.
We continue to share lessons learnt with our stakeholders and identify solutions that we believe can drive emissions reductions at the lowest cost. In September 2014, BHP Billiton signed the World Bank’s Putting a Price on Carbon statement, which was presented at the 2014 United Nations’ Climate Summit in New York, and we are a member of their Carbon Pricing Leadership Coalition. In 2015, we made two climate change policy submissions in response to the Australian Government’s discussion papers Setting Australia’s Post-2020
Target for GHG Emissions and Emission Reduction Fund:
Safeguard Mechanism, sharing our perspective on the importance of this issue.
16 BHP Billiton Sustainability Report 2015

We have also hosted several policy roundtables, bringing cross-sectoral business groups together to discuss different ways that business and government can address climate change. Internationally, we look forward to the 21st Conference of the Parties (COP21) in Paris in late 2015 delivering a positive outcome that puts the world on a path to limit global temperatures to less than two degrees Celsius above pre-industrial levels, in line with current international commitments.
We are committed to transparent and open communications and have an ongoing and extensive engagement program with investors, government and the broader society, including our voluntary submission to CDP (refer www.cdp.net). The CDP score is a measure of the actions that a company has demonstrated in carbon management. Our commitment to continuing transparency and disclosure has resulted in a significant improvement in our CDP score since FY2013.
We have been taking action for many years to understand and manage the impacts of climate change on our business. We have been applying an internal price on carbon in our investment decisions and portfolio evaluation for more than a decade and were early adopters of this approach. We maintain a view on carbon pricing using a carbon price protocol, which we update regularly. Our carbon price protocol tracks the progress of national emissions reduction ambitions to tackle climate change throughout the world, including our major operating regions and customer demand centres. In parallel, we look at the potential for reductions in emissions and the cost associated with those reductions to determine an appropriate long-term price level. We carry out this assessment for various scenarios which reflect the effectiveness and ambition of policies, the timing to implement reductions, the interaction between policy mechanisms and the role of low-carbon technologies.
We have an integrated approach to addressing climate change that has three key areas: mitigation; adaptation; and low-emissions technology.
Mitigation
As a major producer and consumer of energy, we prioritise greenhouse gas emissions (GHG) reductions and energy efficiency.
BHP Billiton is among the sector leaders in setting an absolute target to limit our GHG emissions. As we grow our business, this target encourages us to look for ways to improve our energy efficiency, increase productivity and implement additional GHG reduction projects across our operations. All our Businesses are required to identify, evaluate and implement suitable GHG reduction opportunities, including during project design and equipment selection.
In FY2015, the Group’s total GHG emissions were 38.3 million tonnes of carbon dioxide equivalent (Co2-e). Taking into account the impact of the demerger(2), this represents a six per cent reduction on FY2014 GHG emissions. This has been driven in part by GHG reduction projects across our Businesses and improved productivity.
We have delivered reductions in GHG emissions through the application of innovative solutions in our Coal Business, including at West Cliff, in New South Wales, Australia. While increasing productivity and improving environmental and safety outcomes, we made improvements to the extraction and utilisation capability of the mine’s gas drainage system over several years. If the improvements had not been made, it is estimated that GHG emissions at West Cliff would have been 190,000 tonnes of CO2-e higher in FY2015 alone. At our North American shale operations, we produce GHG emissions from fuel combustion, flaring and venting during well construction and production. We practice green completions to reduce methane emissions by capturing and selling the produced natural gas that would otherwise be vented or flared.
A key example of our ongoing activity to reduce GHG emissions is our Fuel Quality Network that brings people together from across our Company to understand and test the benefits of improving fuel quality. Our investigations have shown that improving fuel chemistry can deliver significant reductions in diesel exhaust particulates and GHG emissions. We estimate that improving the quality of fuel delivered to our mobile plants has the potential to reduce energy consumption across the Company by around 4,600 terajoules (TJ) per annum and reduce GHG emissions by approximately 320,000 tonnes of CO2-e per annum. In addition, the Fuel Quality Network will help us to achieve cost savings in maintenance operations and deliver improved productivity.
Projects and initiatives such as these keep us on track to achieve our GHG emissions reduction target. We are committed to continued focus on the delivery of GHG reduction opportunities within our Businesses.
Greenhouse gas emissions(1)
millions of tonnes CO2-e
60
50
40
4.1
17.6
30
20
20.7
10
0
FY2011
FY2012
FY2013
FY2014
FY2015
Adjustment to allow
annual comparison (2)
Scope 2(3)
Scope 1(4)
FY2006 baseline
(1) Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.
(2) In order to compare the total GHG emissions to prior financial years, GHG emissions (estimated) from South32 assets between the date of demerger and 30 June 2015 have been added to FY2015 GHG emissions as shown above.
(3) Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by operated assets.
(4) Scope 1 refers to direct GHG emissions from operated assets.
BHP Billiton Sustainability Report 2015 17

Climate change continued
In addition to identifying opportunities within our Company, we also seek to contribute to global GHG emissions reductions. We are currently implementing a strategy to support REDD+ (Reducing Emissions from Deforestation and Forest Degradation), an international mechanism that provides economic, social and environmental incentives for developing countries to reduce GHG emissions from deforestation and related activities through the creation of carbon credits. BHP Billiton and the International Finance Corporation are exploring ways of stimulating demand for REDD+ credits to support forest protection and conservation.
Adaptation
BHP Billiton’s corporate strategy is based on owning and operating long-life assets diversified by commodity, geography and market. Our success over many years can be attributed to the way we have successfully adapted to the changing business landscape. Building resilience to the physical impacts of climate change is just as essential to long-term business success.
We take a multi-faceted approach to climate change adaptation, building resilience across activities both within our operations and investments and outside of our operational control in our communities and ecosystems. We seek to leverage many of our established core business processes, such as risk and planning. Climate risks may occur as a result of acute (extreme) weather events
(e.g. floods and cyclones); chronic (incremental) changes in climate conditions, which may progressively increase risk over time (e.g. changes to temperature); and cumulative impacts from the interaction of direct and indirect climate impacts (e.g. changes to water availability). Our analysis has found that climate change will exacerbate existing risks while also exposing our Businesses to new risks. For example, cyclone management is critical for our Western Australia Iron Ore (WAIO) operations and maintaining adaptive management practices will allow WAIO to respond to the expected increase in cyclone intensity in the Pilbara.
CASE STUDY
Delivering GHG emissions reduction projects
Our Businesses are required to identify, evaluate and implement suitable projects that prevent or minimise GHG emissions. We explore options to provide greater focus and delivery on energy efficiency improvements and reductions in fugitive emissions. In FY2015, we implemented projects that delivered annualised GHG emissions reductions of 676,000 tonnes of CO2-e.
Western Australia Iron Ore’s (WAIO) new Yarnima Power Station, located in the Pilbara region, is using the latest technology to improve greenhouse gas efficiency and promote long-term energy sustainability while also meeting future power demand.
BHP Billiton owns and operates the combined cycle gas turbine power station located in Newman. Reaching full capacity in April 2015, the facility delivers up to 190 megawatts of power to replace supply from the existing Newman Power Station. Yarnima provides electricity to WAIO’s mining and related operations and supplies electricity to the local township of Newman.
Yarnima features gas turbines equipped with heat recovery steam generators to capture waste heat and convert this into steam for the generation of additional power. This minimises gas usage, while increasing thermal efficiency and reducing emissions. Compared to open cycle gas turbines, Yarnima provides a significant reduction in natural gas consumption, and is expected to save more than 3,000 TJs of natural gas every year. More efficient use of natural gas is forecast to ultimately result in a reduction in GHG emissions of between 150,000 to 200,000 tonnes of CO2-e per year (depending on energy demand and other inputs), which is equivalent to removing 40,000 cars from the road.
18 BHP Billiton Sustainability Report 2015

We also require new investments to assess risks associated with the forecast impacts of climate change. For example, during project design, the identification and assessment of increasing storm intensity and storm surge levels resulted in raising the height of the trestle at our Hay Point coal port facility in Queensland, Australia, as part of our expansion plans.
Effective analysis of climate science is critical to informing our resilience planning. We are currently working with the CSIRO (Australia’s national science agency) to obtain regional analyses of climate change science. This will inform climate resilience planning at an asset level, improving our understanding of the material climate vulnerabilities that face our Businesses.
The most appropriate approach to building climate change resilience will vary depending on the life of the asset, its exposure to climatic factors and its criticality of function.
For example, for assets or infrastructure with a life of 20 years or less, or business processes already exposed to extreme weather events, an adaptive management approach that can be modified based on learnings from climate events may be most effective in the near term. For long-lived assets, additional options may be considered; for example, designing with intentional failure zones to reduce the costs of full rebuild following extreme events or a more precautionary approach that involves designing an asset at the outset to cope with the full range of foreseen climate change scenarios. In nearly all cases, however, collaborative approaches with a range of stakeholders will be necessary to ensure we have effective approaches to climate change resilience.
Outside of business resilience planning, we are also looking at ways we can contribute to community and ecosystem resilience (see case study on page 20).
BHP Billiton’s approach to REDD+
Forests are a critical part of global efforts to reduce GHG emissions. Emissions from deforestation and land degradation are cumulatively responsible for up to 20 per cent of global GHG emissions and are the largest sources of GHG emissions in many developing countries.
In addition to being sinks for carbon dioxide emissions, forests also play other important roles. They regulate hydrological cycles, stabilise natural landscapes and protect soils and water courses. Forests also contain some of the world’s most important global biodiversity and ecosystems, provide livelihoods for local communities and the world’s poorest people, and support Indigenous communities and cultures.
REDD+ is a legal and policy framework under the UNFCCC that provides economic, social and environmental incentives for developing countries to reduce GHG emissions from deforestation and related activities through the creation of carbon credits.
There are three key reasons why supporting REDD+ makes sense for BHP Billiton: REDD+ provides an opportunity to access carbon credits with multiple benefits to the environment and communities; the GHG reductions through REDD+ are immediate; and it provides an important mechanism to bridge the developed and developing divide as part of climate policy negotiations.
BHP Billiton’s integrated REDD+ strategy focuses on project support, improved governance and enhanced market stimulation for REDD+ carbon credits. In FY2015, BHP Billiton supported the development and launch of a Guide to the REDD+ Rules under the UNFCCC, in conjunction with law firm Baker & McKenzie. It is the first of its kind to be published anywhere in the world and consolidates key UNFCCC rules on REDD+ into a simple yet comprehensive document that governments and other interested parties can use in international negotiations or when implementing REDD+ domestically.
BHP Billiton Sustainability Report 2015 19

Climate change continued
Technology
Technology and innovation have the potential to significantly reduce global emissions and meet long-term climate goals. Given that fossil fuels are likely to continue to be a significant part of the energy mix for decades, it is vital that low-emissions technologies (LET) are available at scale, lower cost and much faster than the usual commercial time frames to meet the challenge of climate change. Industry has a significant collaborative role to play with government, academia and the community to facilitate this necessary step change.
Since 2007, we have spent more than US$400 million on LET research, development and deployment across a number of projects ranging in scale and complexity. For example, the West Cliff Ventilation Air Methane Project (WestVAMP) first piloted at Illawarra Coal’s Appin Colliery in 2001, utilises 20 per cent of available mine ventilation air to produce electricity. This reduced overall GHG emissions by removing the methane from mine ventilation air.
BHP Billiton is also part of ONE Future, a coalition of companies from across the natural gas industry in the United States focused on identifying solutions for fugitive methane emissions management. ONE Future has developed an approach that, if widely adopted, could lower the total of participating coalition companies’ methane emissions to less than one per cent of gross production.
To build upon this contribution to the development of LET, we have recently established an integrated strategy that considers investment across a range of technologies that can lead to material emissions reductions in our operations and across our supply chains. When evaluating opportunity areas for potential investment, we look at several different factors, including the potential to impact upon global emissions, and the opportunity to use our own skills and expertise to accelerate the change required, including our expertise in geology, engineering and markets.
We also seek to leverage our investments with the contribution of suitable partners, including governments, peers and research organisations. The focus for us is to consider the catalytic role that BHP Billiton can play in working with others to accelerate the deployment of technology to address material sources of emissions.
Our roadmap for investment includes the development and demonstration of carbon capture and storage (CCS) technologies, the reduction of fugitive methane emissions from coal and petroleum operations, high-efficiency/ low-emissions power generation, low-emissions transportation and improvement and application of battery storage to enhance the wider deployment of renewable energy.
CASE STUDY
Building climate resilience in our environment
© Queensland Government
Building climate change resilience is important for the future of the biodiversity and ecosystems on which our society depends.
In May 2015, BHP Billiton and the Great Barrier Reef Foundation announced a new A$7 million partnership to support critical marine research and rehabilitation works at remote Raine Island. Located off the Cape York Peninsula, Australia, and of traditional significance to the Wuthathi (mainland Aboriginal people), the Erubam Le, Meriam Le and Ugarem Le (Torres Strait Islander people), Raine Island is the world’s largest green turtle rookery and home to a major Coral Sea seabird nesting population.
This investment will also enable the development of an overarching Reef Resilience Framework to direct critical research that bolsters the reef’s ability to adapt to all the threats it faces, including climate change risks. The Framework will be developed by a multi-disciplinary international team of experts.
This initiative will provide a demonstration and general methodology of how we can enhance the climate change resilience of reef systems globally.
20 BHP Billiton Sustainability Report 2015

CCS can play a pivotal role in reducing emissions from oil and gas production, and from the use of fossil fuels in power generation and industrial processes. The key components of CCS (capture, transport and storage of carbon dioxide) have all been demonstrated successfully for many years. The challenge for large-scale deployment of CCS technology in the power and industrial sectors is the integration of the key components of CCS, and appropriate commercial and regulatory support to foster further development. As part of our roadmap for investments, we are looking for opportunities to drive commercialisation of CCS and support innovation, which will lead to further cost reductions.
Addressing the key barriers to deployment (regulatory uncertainty, cost and stakeholder concern) is essential if CCS is to become a global mitigation tool at the scale required to make a meaningful contribution to long-term climate goals. We have previously contributed to the development of CCS in both Australia and the United States. For example, we are a founding member of CO2CRC, one of the world’s leading collaborative research organisations focused on long-term geological storage of carbon dioxide.
Portfolio evaluation
As well as taking action to reduce emissions, build resilience to the physical impacts of climate change, develop and deploy LETs and support an effective global response, we continue to identify and assess the impacts of climate change on our portfolio.
The starting point of our corporate planning process is the construction of a central case based on extensive analysis and research. Our current central case assumes the US economy continues to recover and strengthen, progressive development of China and India, integration of emerging economies into a multi-polar economic environment, and action on climate change centred on national policies.
Our corporate planning process uses scenario analysis to encompass a wide spectrum of potential outcomes for key global uncertainties. Designed to interpret external factors including technical, economic, political and governance trends facing the global resources industry, the scenarios offer a means by which to explore potential portfolio discontinuities and opportunities, as well as to test the robustness of decisions. Our scenarios do not constitute preferred outcomes for BHP Billiton. The scenarios are designed to be divergent, but also plausible and internally consistent, spanning unique potential future business environments.
According to independent bodies, such as the International Energy Agency (IEA), fossil fuels will continue to supply a significant amount of the world’s energy for decades. This is the case even in the IEA’s ‘450 Scenario’, under which the world achieves a 2ºC outcome. Oil, coal and gas are likely to continue to constitute a significant part of the energy supply mix in countries like China and India, notwithstanding strong growth in renewables.
Given the ongoing role of fossil fuels, and the many uncertainties facing not only the resources sector, but the world in general, accurately predicting how the world will respond to the challenge posed by climate change is difficult. Our scenario planning approach endeavours to consider a range of potential outcomes in order to understand the impacts on our portfolio and the critical signposts we must monitor in order to respond in a timely and effective way.
Our analysis highlights that our uniquely diversified portfolio of high-quality assets is robust across our scenarios and is highly unlikely to result in BHP Billiton assets being ‘stranded’. In a scenario where there is strong impetus to develop and implement cleaner, more energy efficient solutions and unified societal action to address climate change, our analysis indicates that there is a potential of upside for uranium, our high-quality hard coking coal and iron ore lump product. Copper is resilient and would offer continued opportunity for growth and our gas exposure may yet provide opportunities during a transition to a lower carbon economy. In aggregate, we anticipate these commodities are robust and provide options that could mitigate potential negative impacts on other commodities.
Regardless of the path the world chooses, we are committed to reducing our own emissions and to support global efforts to reduce general emissions.
Additional information on our approach to climate change, including a detailed discussion of regulatory, physical and other climate change risks and opportunities is contained in our Group CDP response, which is available online at www.bhpbilliton.com.
BHP Billiton Sustainability Report 2015 21

People
Our people.
Our foundation.
Our approach
We value our people and encourage the development of talented and motivated employees to support the continued performance and growth of our diverse operations. We strive to build a sense of purpose and achievement among all our people in the work we do.
The health, safety and wellbeing of our people is central to our organisation. Regardless of where our people are located or the type of work they undertake, we strive to create a working environment that is free from occupational illness or injury. Identifying and managing material risks is a critical component of our management approach. By understanding and managing our risks, we provide greater protection for our people, communities and assets.
We engage our workforce at all levels in relation to health and safety. Routine, visible engagement includes formal health and safety committees, pre-start meetings, safety ‘tool-box’ talks and in-field leadership (where a leader will talk to a work crew about job-specific health and safety aspects). These interactions provide an opportunity for two-way dialogue to continuously improve health and safety performance and working conditions.
22 BHP Billiton Sustainability Report 2015

2015 highlights
40 per cent
reduction
in potential occupational exposures to carcinogens and airborne contaminants requiring the use of personal protective equipment compared to our FY2012 baseline.
BHP Billiton Sustainability Report 2015 23

Keeping our people and operations safe
Keeping our people safe is our most important priority.
Why this is a focus area
The health and safety of our people and of the broader communities in which we operate is central to every aspect of our business. Regardless of where our people are located, the area of the organisation in which they work, or the type of work they undertake, we strive to create an environment that is free from occupational harm. However, we do recognise that environments in which we operate in can be hazardous.
Our safety performance
Despite our goal to achieve no work-related fatalities, tragically we lost five of our colleagues in FY2015. Four fatalities occurred during on-site work activities and one fatality occurred in an off-site transportation accident. Independent investigations were undertaken for each incident, with remedial action taken and findings from the investigations shared across the Group. In FY2014, we had no work-related fatalities at our operated assets, a goal that we will continue to work towards.
As part of our constant focus to eliminate fatal and other serious incidents, a Company-level safety intervention was initiated in FY2015. The safety intervention was launched with engagement across our business through a variety of methods, including workshops, team talks and surveys. Feedback was presented at our senior leaders’ meeting in July 2015, identifying the key controls, programs, systems, processes and tools currently in place that require improvement and Company-wide adoption through focused leadership.
During FY2015, our overall total recordable injury frequency (TRIF) performance of 4.1 injuries per million hours worked improved by two per cent compared with FY2014. Over the past five years our TRIF has reduced by 18 per cent.
Total recordable injury frequency
per million hours worked
6.0
4.0
4.1
2.0
0
FY2011
FY2012
FY2013
FY2014
FY2015
24 BHP Billiton Sustainability Report 2015

Managing our safety risks
We acknowledge that we need to be vigilant in understanding, managing and, wherever possible, eliminating safety risks in our business. During 2015, we participated in an International Council on Mining and Metals (ICMM) working group to develop a Health and Safety Critical Control Management good practice guide. The aim of this guide is to provide industry advice on how to identify and manage critical controls that can either prevent a serious incident or minimise the consequences.
Across our Businesses, we continue to focus on the management of material risks that are recorded on our Group Risk Register, including aviation, process safety, and fire and explosion events related to underground mine operations. In FY2014, we undertook focused reviews of all of these risks. In FY2015, studies were undertaken to further assess the events, risk ratings and critical controls to manage the risks associated with mobile equipment and light vehicle collisions in open-cut mines. Studies were also undertaken in relation to loss of containment at our mineral processing operations and in the transportation of hazardous materials. These studies identified opportunities for improvement, which are being assessed for implementation by the relevant operations.
At the operational level, we conduct annual assessments to verify that critical controls are in place and effective in managing each material risk. During FY2015, we maintained this focus, which included assessing whether the critical controls were being implemented as designed and to the standard required.
Our operations are also required to have systems in place to identify and effectively manage foreseeable crises and emergencies. This ensures our operations can deal with potential causalities, to limit harm and safely return to full function as soon as possible.
CASE STUDY
Managing mobile equipment and light vehicle collision risks
Mobile equipment and light vehicle collision is one of BHP Billiton’s material safety risks and is consistently identified in our open-cut mining operations.
Over the past three years, one fatality and a number of significant events relating to mobile equipment and light vehicle collisions have occurred at our operations. Externally, the industry continues to experience fatalities and near-miss events due to this risk.
During FY2014, as part of our ongoing review of our material safety risks, we conducted a study of mobile equipment and light vehicle collision risks in our active open-cut mining operations. The aim of the review was to assess if the events, risk ratings and critical controls to manage these risks were appropriate, given current industry experience and standards.
Although critical controls vary across our open-cut operations, there are similar types of controls for managing mobile equipment and light vehicle collision risks, including communications, maintenance, training and competency.
Our assessments identified potential improvements through implementing further controls at the higher end of the hierarchy of controls (refer to diagram page 26), ensuring a greater focus on road design and the separation of mobile equipment and light vehicles. Work is ongoing across our open-cut operations to implement these improvements.
There is currently minimal use of proximity detection and collision avoidance systems, although this technology is still advancing. Our Group Health, Safety and Environment, Supply and Technology functions continue to work together, and with industry bodies, to understand, research and drive faster development of this technology.
BHP Billiton Sustainability Report 2015 25

Keeping our people and operations safe continued
Strengthening safety performance requirements
As part of our ongoing Group Level Document (GLD) revalidation process, in FY2015 we changed our Fatal Risk Controls GLD to the Safety GLD. This revalidation included an analysis of significant and fatal event data both within the Company and externally. In response to this analysis, our safety risk management approach has been incorporated into the Safety GLD to identify and manage risks to meet the objective of no fatalities. Safety risk controls are also required to be implemented using the hierarchy of controls (elimination, substitution, separation, engineering, administrative, personal protective equipment) in:
design and construction of new operations, facilities and equipment;
changes to existing operations, facilities and equipment;
design, planning, scheduling and execution of work.
These controls must be maintained, monitored and verified for effectiveness.
The revalidated Safety GLD defines a number of safety risks and their minimum controls. The controls for each risk have been identified by focusing on higher order controls like substitution and engineering, with less focus on administrative and personal protective equipment controls. Each Business is required to assess whether additional controls are required to manage risks to meet the objective of no fatalities.
Hierarchy of controls
Apply the highest levels of control commensurate with the risk level – lower value controls may be used in the interim until long-term controls are implemented.
Elimination
Substitution
Engineering
Administrative
Behaviour
PPE
Increasing effectiveness and sustainability
Increasing participation and supervision needed
Managing our aviation risk
We move a significant number of our workforce using contracted aircraft operators. Whether it is to and from our mine sites by large fixed-wing aircraft or helicopters to our offshore oil and gas platforms, aviation safety remains a significant material safety risk for our business. To provide scale to the materiality, our largest chartered aviation service operator has transported more than two million of our employees and contractors since first contracted to BHP Billiton in 2002.
Our Aviation GLD sets out the minimum requirements for contracted aviation operations and relies on the technical requirements set out in the Basic Aviation Risk Standard (BARS), which is a standard and audit program managed by the Flight Safety Foundation.
In FY2015, continuous improvement of this standard was undertaken with the release of the new BARS for Offshore Helicopter Operations. The development of the new standard was led by BHP Billiton and included input from external aviation industry expertise and the Flight Safety Foundation.
This new standard, dedicated to offshore helicopter operations, provides our contracted offshore operators with controls tailored specifically to risks associated with offshore helicopter transportation.
Continuous improvement initiatives supporting our contracted aviation activities that were reviewed or implemented during FY2015 included:
enhancing the Helicopter Emergency Medical Services managed by our Western Australia Iron Ore (WAIO) operations to provide a replacement helicopter with greater performance (range, endurance and single engine accountability), capable of operating day and night and with use of night vision goggles;
investigating the benefits of satellite flight tracking on our transport category fixed-wing aircraft when flying in remote areas, such as Western Australia;
implementing on-board flight data monitoring that records relevant in-flight information to assist in operational oversight and risk identification on our contracted aircraft in Indonesia;
assisting with the development of a Competency Based Training framework for passenger transport and offshore helicopter operations that is applicable to contracted flight crew.
26 BHP Billiton Sustainability Report 2015

Focusing on the health of our people
We protect the health and wellbeing of our people by effectively managing our workplace hazards.
Why this is a focus area
We want our people to be fit for work and make sure it does not negatively impact their health or wellbeing now or in the future. To prevent occupational illness and injury means identifying and assessing risk factors, managing their impact and monitoring the health status of our people, where relevant. It also includes managing work-related injury or illness and supporting our workforce to be mentally and physically healthy to prevent long-term impact.
Managing our health risks
Our operations are required to identify and manage health risks and to establish, maintain and review exposure risk profiles for harmful agents. The minimum mandatory controls contained within our Health GLD are structured around three principal aims: the prevention of illness from exposure; ensuring people are fit for work; and returning people to work after illness or injury. These principal aims form the cornerstone of our health risk management framework.
The harmful agents and health risks at our workplaces include occupational exposure to noise, carcinogenic substances (such as silica, radon, diesel particulate matter, nickel and sulphuric acid mist), other airborne contaminants (such as coal mine dust) and musculoskeletal stressors.
In FY2015, our Olympic Dam Asset in Australia implemented a project to improve the calculation of personal radiation doses. Through the use of personal monitoring, actual exposures, instead of work group and area averages, are used to determine radiation dose. The new measurement system has improved accuracy, as well as confirmed that doses are lower than previously estimated.
We manage our exposure through compliance with occupational exposure limits (OELs). Our Businesses must comply with regulatory OELs and those specified in our Health GLD. These are derived from the UK Health and Safety Executive and, for our most material exposures, which include diesel exhaust and silica, OELs are set internally. The process of setting internal OELs includes the continuous monitoring of the scientific literature, regulators and OEL setting agencies, benchmarking with peers and independent expert advice.
Issues such as fatigue and impairment from illegal or legal drugs, including alcohol, may impact the ability of employees and contractors to perform their work. Systems are required to minimise incident, illness and injury risk.
We seek to enhance the physical health and wellbeing of our employees. We provide influenza vaccinations in many parts of our business, and encourage better health through facilitating gym memberships, subsidising healthy activity and providing gym facilities at camps. We provide ergonomic assessment of work stations and work positions, and solutions such as stand-up desks and variable height control room consoles. Our camps provide healthy food alternatives.
We are actively working with our people in the area of mental health. Initial work has included integrating a mental health dimension into our leadership development program and increasing communications on mental health, including the promotion of existing available resources.
Further information on our mental health and wellness initiatives and outcomes is available online at www.bhpbilliton.com/casestudies.
BHP Billiton Sustainability Report 2015 27

Focusing on the health of our people continued
Our occupational exposure target performance
In FY2012, we established a health target baseline and committed to reduce potential occupational exposure to carcinogens and airborne contaminants by 10 per cent by FY2017. In FY2015, the number of potential exposures to carcinogens and airborne contaminants requiring the use of personal protective equipment reduced by 40 per cent compared with our FY2012 baseline. We have therefore exceeded our target to date. While good progress has been made in relation to occupational exposures to carcinogens and airborne contaminants, we remain vigilant in adopting and maintaining effective exposure controls.
Our Businesses are required to implement exposure controls in project design and equipment selection, and during operation. Our FY2015 exposure reductions are due to a number of initiatives. In Chile, our Escondida Copper Asset has made progress controlling dust through the use of additives and fine misting water sprays in the mine crushing and conveying circuit. In Australia, our BHP Billiton Mitsubishi Alliance Coal Asset reduced exposure to diesel particulate matter primarily through the use of exhaust filtration, as well as through a program of emission-based maintenance and by limiting the number of diesel vehicles in a section of the mine based on available ventilation. Reduced exploration and drilling activity at our Chilean and Onshore US operations has also contributed to the reduction in exposures during FY2015.
Occupational illness
We require our Businesses to report illnesses using the US Government’s Occupational Safety and Health Administration (OSHA) criteria in order to have consistent reporting. This can result in a lower threshold for reporting than local regulatory regimes, which introduces complexity, particularly where we rely upon external parties to report illnesses, causing some under-reporting. In FY2015, the incidence of employee occupational illness was 4.93 per million hours worked, an increase of 74 per cent on FY2014. The incidence of contractor occupational illness was 0.84 per million hours worked, a decrease of 21 per cent compared to FY2014.
In FY2015, we reviewed occupational illness across the Group in response to observed geographical differences (our Australian operations were responsible for 80 per cent of all occupational illnesses reported in FY2014) and the increase in illnesses reported. This review identified variability in the robustness of reporting processes for both employees and contractors, with those Businesses with less-robust processes reporting fewer illnesses. We expect illnesses to continue to increase in the short term as our assets improve reporting systems, and Businesses implement additional controls for our main illness risks (musculoskeletal and noise) in response to improved recognition. We continue to work with our contractors and regulatory medical surveillance agencies to collect the most accurate data possible.
We facilitate medical treatment and, where necessary, a rehabilitation program based on medical advice where an individual has been identified as having a work-related illness or injury. Wherever practicable, we try to improve return-to-work outcomes by early reintegration into the workplace.
Noise-induced hearing loss
Noise-induced hearing loss (NIHL) is an ongoing health issue across our industry because the nature of our work often involves using and maintaining heavy equipment, drilling and blasting, ore crushing and screening and working in confined environments.
After four years of trending downwards, NIHL increased in FY2014 and has continued to increase in FY2015. In the 2014 Sustainability Report, we identified that there would be a large number of legacy NIHL cases (workers with potentially long-standing NIHL, previously unrecognised or not reaching the former reporting threshold) reported by our WAIO operations.
In addition to the legacy cases from WAIO, the BECSA Asset identified NIHL cases not detected in previous years. The legacy cases of NIHL were the main driver of the increase in occupational illness for FY2015, with a total of 288 NIHL cases reported during the year. The legacy case identification has been substantially completed, however, in many parts of our organisation, we do not have good oversight of contractor noise-induced hearing loss. This is due to regulatory regimes and limited access to data, and is compounded by having contractors conducting their own medical surveillance.
As well as controlling exposure through engineering means, our operations are required to individually test the hearing protection of each worker that is exposed over the OEL. This was a new requirement of our revalidated Health GLD in FY2014.
Employee occupational illness (1)
6
5
0.36
4
1.52
3
3.05
2
1
0
FY2011
FY2012
FY2013
FY2014
FY2015
NIHL
Musculoskeletal
Other Illnesses
(1) Per million hours worked.
28 BHP Billiton Sustainability Report 2015

Musculoskeletal illnesses
Due to the nature of our workplaces, our people can be exposed to hazards and risks that contribute to musculoskeletal illness (MSI). These include manual handling, heavy physical work, fixed-work postures, sedentary work, frequent bending and twisting, lifting and forceful movements, and repetitive work and vibration. Illnesses can result from a single activity, but may be cumulative and associated with tissue damage over a long period.
Musculoskeletal illnesses represent the majority of reported illnesses resulting in restricted or lost days across the Group. The most severe of these are to the back, shoulder and arm. In FY2015, we reported 139 new cases of MSI for employees, a decrease of 16 per cent on FY2014. We reported 75 new cases for contractors, a decrease of 35 per cent on FY2014.
Our Escondida Copper Asset, in Chile, has identified that regulatory medical surveillance agencies use a process for determining work-related illness and injury that is not consistent with the application of the OSHA criteria. In addition, regulations in Chile mandate confidentiality provisions that make it difficult to access contractor medical information. We are engaging with our contractors to address these issues.
The large number of musculoskeletal illnesses reported in FY2014 was partly due to more robust reporting processes at WAIO. The development of multi-faceted MSI control programs at WAIO, resulted in a 54 per cent reduction reported in FY2015. Similar programs have also been developed at Escondida, as well as our New South Wales Energy Coal Asset in Australia.
Fugitive dust
Fugitive dust can be generated from site activities, such as vehicles and machinery driving on unsealed haul roads, wind erosion from stockpiles and from product handling; for example, transport and ship loading. In some of BHP Billiton’s neighbouring communities, complaints have been registered and concerns raised as to the potential health impacts associated with dust.
In the event of a complaint or dust event, response mechanisms are employed to investigate and address potential causes. We continue to improve our understanding of dust impact from our operations.
Consistent with the requirements of our Environment GLD, we take a risk-based approach to avoid and minimise direct, indirect and cumulative impacts to air quality within our area of influence. To do this, we identify those areas in the community where dust could potentially cause an impact. Dust control action triggers are established based upon meteorological conditions and real-time dust monitoring results that indicate the potential for an impact from our operations. Process and engineering improvements are made to mitigate dust emission in proximity to local communities.
CASE STUDY
Preventing musculoskeletal illnesses
Our Iron Ore Business has developed and implemented an evidence-based musculoskeletal injury and illness prevention program in response to a large number of reported musculoskeletal illnesses.
The program takes a proactive approach, with employee involvement a key element. Employees participating in the program help to identify risk factors, undertake risk assessments, develop and implement controls, and verify effectiveness of controls. This means the employee plays an essential role in reducing the risk of musculoskeletal injury and illness to themselves and others.
At our New South Wales Energy Coal Asset, a musculoskeletal risk program is in place, including an on-site physiotherapist three days a week, task analysis of roles and truck seats designed to reduce vibration and shock exposure.
Further information is available online at www.bhpbilliton.com/casestudies.
BHP Billiton Sustainability Report 2015 29

Developing our workforce
Leadership drives culture and culture drives performance.
Why this is a focus area
Our workforce is central to ensuring we continue to be a leading global resources company. It is critical that as our Company develops, so too does the capability and diversity of our people. We believe that fostering a culture where our employees are highly motivated, provided with opportunities to develop and are valued for their contributions will result in a more harmonious workplace and enable us to deliver greater value to our stakeholders.
Our inclusive and diverse workforce
During FY2015, our global workforce comprised 42,829 employees and 64,050 contractors.
We believe a diverse workforce and inclusive work environment, where the unique skills, experiences and perspectives of our people are embraced, is pivotal to sustaining performance and further increasing productivity. We celebrate diversity in a broad sense, including differences in thought, perspectives, nationality, gender, sexual orientation, age, disability and experience. Our aspiration is to have a diverse workforce across the Group and at all levels of our organisation that best represents the communities in which our assets are located and our employees live.
The Board believes critical mass is an important driver of a more diverse workplace. Anita Frew will join the Board on 15 September when the Board will have 12 members including three women.
Pay equity overall is based on skills, experience and size of role. The male-to-female salary ratio is 0.99:1.00.
Across the Group, our workforce comprises 115 nationalities and 23 ethnicities.
The gender composition of our workforce is 16 per cent female and 84 per cent male.
The median age group across our workforce is between 30 and 39 (34 per cent).
Our BHP Billiton Charter enables our workforce to understand our common purpose and values as well as work performance expectations and decision-making across our workforce. As part of Our Charter values, all employees are expected to demonstrate behaviours that support diversity and create a collaborative and inclusive work environment.
Our performance management process has a strong focus on this and provides the opportunity for employees to receive feedback and coaching, and identify skills and behaviours requiring further development. From our baseline in 2010, female representation increased by (i) 13 per cent in manager and senior leadership roles to 21 per cent and (ii) 2 per cent in our overall workforce representation to 17 per cent. These figures represent outcomes for continuing operations. For discontinued operations, female representation in manager and senior leadership roles was 17 per cent (totalling 19 per cent for the Group for FY2015) and female representation for the overall discontinued operations workforce was 14 per cent (totalling 16 per cent for the Group for FY2015). We remain committed to increasing overall female representation, with a specific focus on operational areas.
In FY2015, female representation in our graduate intake increased by 7.6 per cent at a global level to 42 per cent and by 10 per cent to 46 per cent in Australia. Representation of Aboriginal and Torres Strait Islander peoples in the graduate intake in Australia increased by six per cent to 11 per cent. These figures represent outcomes for the total group (including discontinued operations). In relation to discontinued operations, three per cent of graduates from the total Group were transferred to South32 as part of the demerger.
30 BHP Billiton Sustainability Report 2015

All our Businesses, Group Functions and Marketing develop and implement multi-year diversity plans, which are evaluated annually and considered when determining remuneration decisions. Our targeted recruitment initiatives continued in FY2015, aimed at increasing the representation of female and ethnically diverse employees, and included learning sessions on inclusion and diversity, and targeted resourcing and development strategies for high-potential women.
During FY2016, we will continue our focus on creating work environments of greater inclusion and enhancing our gender and diversity profile to deliver our Company strategy that is predicated on diversification by commodity, geography and market.
Attracting the right people
We invest significant effort in the attraction and recruitment of people with leadership capability and deep functional expertise. Every individual who applies for a job with BHP Billiton is evaluated according to their job-related skills, qualifications, abilities, aptitudes and alignment to Our Charter values.
Each Business is accountable for managing recruitment locally and ensuring employment opportunities are offered on the basis of merit. It is our desire to have a workforce that best represents the communities in which we operate. In some jurisdictions, targeted affirmative action may be required to address any imbalances. This is achieved through Indigenous employment and training programs and by giving priority to increasing the representation of females in our workforce.
To meet our current and future human resourcing requirements, we undertake resourcing activities at the local, national and international level that are aligned to our broader business strategy. Internal candidates are prioritised for roles and supplemented by external recruitment in the local labour market.
We recognise that to attract and retain a talented workforce at some of our Businesses, we need to offer a mix of residential and fly in, fly out (FIFO) based employment options.
In Australia, at our Queensland Coal operations, we have 10 operating mines, eight of which currently employ a residential workforce. Residential, drive in, drive out or FIFO workforces all have a role to play in the resources industry in generating wealth for the Queensland economy. FIFO workforces at two new mines, Daunia and Caval Ridge, allow BHP Billiton to tap into a wider resources pool and to spread benefits across Queensland. These mines are also supported by hundreds of local contractors and small businesses who perform ongoing service functions.
Having more than 30,000 applicants for 950 roles at these mines, demonstrated that this is an employment offering in demand, and reflects the choices people are making about how they want to work and live. In order to ensure our operations remain competitive, we must be able to attract the very best people, and we need to be able to provide a choice of employment that includes both residential and commutable arrangements.
Our Western Australia Iron Ore operations consists of five operating mines, port and rail operations.
Our host communities in Newman and Port Hedland provide a range of residential-based and FIFO working arrangements. However, some of our iron ore operations are located a distance away from any regional centre, where the lack of population, services or infrastructure make FIFO the only viable option. This means it is not practical to have a residential-based workforce at our Yandi, Area C and Jimblebar mining hubs – three of BHP Billiton’s largest iron ore operations.
Employees by region during FY2015
South America 21%
Australia 50%
Africa 16%
North America 10%
Asia 3%
Europe <1%
Contractors by region during FY2015
South America 44%
Australia 30%
Africa 14%
North America 9%
Asia 3%
Europe <1%
We anticipate that over time we will continue to move into other remote expanses of Western Australia that are removed from existing population centres. It is in this context that the FIFO work model will remain essential to the continued viability of BHP Billiton and the Western Australian resources sector more broadly.
Developing our people
Enabling our organisation to realise its potential through people is fundamental to our success. Our people strategy reflects our desire to have a highly motivated team and the importance of building effective leadership capability and deep functional expertise across the organisation.
An important component of our people strategy is how we enable our leaders to step up and drive the dual outcomes of safety and greater productivity. In FY2015, a new leadership development framework, Leading the Future, was developed and implemented. Based on the premise that leadership drives culture and culture drives performance, this globally consistent and sustainable approach to leadership development is designed to build distinctive BHP Billiton leadership capability. The first program introduced was Leading Step Up, a global approach to shifting our culture in areas where our FY2013 Employee Perception Survey identified opportunity for improvement, specifically employee engagement, the way we lead change and how we develop our people.
Targeting all front-line people leaders across the business, Leading Step Up is delivered locally by BHP Billiton leaders, taught through practical everyday routines, and reinforced with regular feedback and coaching. The effectiveness of the program will be measured through local observation and feedback discussions, and through our annual employee surveys. Leading the Future will continue to be implemented across the business in FY2016.
BHP Billiton Sustainability Report 2015 31

Developing our workforce continued
In FY2015, we conducted our annual Employee Perception Survey, with a focus on the enablers of step up and productivity. The survey highlighted improvement in several key areas, including communication, inclusion and diversity and showed we continued to make gains in areas such as collaboration, open discussion of ideas, encouraging people to learn from mistakes and establishing workplaces where our employees feel safe to speak up. The survey also identified opportunities to further improve how we engage, lead change and develop our people.
In FY2015, 86 per cent of our employees (84 per cent of our male population and 94 per cent of our female population) participated in a formal performance management process, including 86 per cent of our operators and support staff. The purpose of this process was to help our people focus on clear goals, deliver our strategic and operational priorities and align behaviour to Our Charter.
Our transparent reward practices and processes are designed to ensure performance is measured on fact-based outcomes and reward people for both what they achieve and how they achieve it. Our people participate in training and development programs designed specifically to meet local and position-specific requirements. On average, each employee received 35 hours of training and development throughout the year, including health and safety training. As part of our mandatory induction process, our people undertake training on the BHP Billiton Code of Business Conduct, which includes our position on anti-corruption.
Working together
We believe having engaged and connected employees will help reinforce our shared purpose aligned to Our Charter, and will result in a more harmonious workplace. Due to their geographic diversity, our Businesses operate under many jurisdictions with differing workplace legislative requirements. We are committed to full compliance with these varying requirements, including our employment arrangements, both individual and collective contracts, and minimum notice periods for termination of employment. Notice periods vary from one to eight weeks, depending on the employee’s location and role.
In FY2015, 54 per cent of our employees were covered by collective arrangements. We recognise and respect the right of our employees to have the representative of their choice, including labour unions. Our desire is for an environment that is good for employees and employers. The principles that underpin our approach to industrial relations reform in Australia are:
Safe and engaging workplaces – employees have a right to a safe and productive work environment that supports ongoing training and development in fulfilling jobs.
Internationally competitive – Businesses must have access to employment arrangements that enable them to adapt to the external environment in which they compete, making jobs more secure.
Inclusive and diverse – policy and legislation should support diversity of thought, gender, experience, ethnicity and sexual orientation that will deliver superior capability.
Reward aligned to performance – while ensuring a fair and reasonable minimum, Businesses must be able to better align the reward of employees with better business outcomes (both what and how).
Simplicity – policy and legislation should drive towards a simplified system of both processes and agreements that enhance the levels of collaboration between employers and employees (current and future).
While the challenges of creating fulfilling workplaces and increasing international competitiveness ultimately come down to the ability for individual employers and employees to come together in a collaborative way, the policy settings in the workplace relations framework can create an environment that either enhances or inhibits the fostering of such relationships.
Depending on local and legislative requirements, many of our Businesses engage in collective bargaining processes for the setting of conditions of employment. We strive through these processes to achieve outcomes that are mutually beneficial to our people and our Company. In circumstances of labour relations disputation, our aim is to maintain the safety of our employees while minimising the impact on our customers, in line with our commitment to shareholders. We also work closely with our contracting partners and encourage them to ensure their employment relationships are governed in a manner consistent with Our Charter and Code of Business Conduct.
In FY2015, minor industrial action occurred at the manganese operation in South Africa and Cerro Matoso Asset in Colombia. The matters disputed by the different local labour unions varied; however, common themes included employment benefits and proposed work roster changes focused on improving productivity. Both cases were managed locally and in accordance with relevant jurisdictional legislative requirements and our commitment to working collaboratively with our key stakeholders to reach mutually beneficial outcomes.
In the event of change that has a significant impact, we endeavour to consult with those employees impacted at the earliest opportunity, consistent with the prevailing cultural and legal requirement of the Company.
An Employee Assistance Program is available to assist employees and their immediate families, with free confidential support and counselling, in the event of any changes that may take place in their working or personal lives.
32 BHP Billiton Sustainability Report 2015

CASE STUDY
Leading Step Up: piloting a new approach to leadership development
In FY2015, our new approach to leadership development was piloted in our Coal Business.
Introduced to enable a shift in our culture, Leading Step Up targeted frontline people leaders, teaching the key leadership capabilities of engage, lead change and develop through practical everyday routines.
Leading Step Up is built on the idea that a few simple things done consistently well across daily routines can drive cultural change. In our Coal Business, the simplicity and familiarity of the approach has resonated with leaders and participants, gaining traction and impact. The program has put structure and a common language around the common routines and practices that are already in place across workplaces in the Business, with participants recognising the routines and applying the tools and leadership lessons quickly.
Through the leader-led approach of Leading Step Up, frontline leaders in Coal are also learning new skills for working with their teams and gaining unique insights into the issues that are important to their people. By facilitating the program, leaders have been challenged to reflect on their own leadership styles and become better developers of their people. Participants also responded positively to the genuine commitment shown by their people leaders in authentically delivering the program.
Leading Step Up is anchored in a belief that leadership is about application, not theory. By teaching through practical daily routines and providing simple tools to practice and observe leadership at work, the program has enabled our Coal Business to develop its frontline leadership capabilities and is giving its people a practical way to get better every day.
BHP Billiton Sustainability Report 2015 33

Environment
Responsible stewards of the environment we all share.
Our approach
We acknowledge that the nature of our operations can have significant environmental impacts. Additionally, competition for land, biodiversity and water resources is growing, with climate change amplifying the sensitivities of our natural systems. Consistent with Our BHP Billiton Charter values, it is critical that we demonstrate environmental responsibility at every stage of our operations.
We are committed to ensuring effective environmental management through firstly understanding and minimising impacts, and secondly, contributing more broadly as environmental stewards.
We complement our core business processes of risk management, major projects and corporate planning, community development and stakeholder engagement with the minimum mandatory requirements for environmental management of our Environment Group Level Document (GLD). In this, we take a risk-based approach and emphasise implementation of the mitigation hierarchy to avoid, minimise and rehabilitate direct, indirect and cumulative impacts within our area of influence across both short-term and long-term business horizons.
34 BHP Billiton Sustainability Report 2015

2015 highlights
More than
US$35 million
contributed to environmental programs beyond our operations as of FY2015.
We require our Businesses to set target environmental outcomes for land, biodiversity, water resources and air, and prevent or minimise greenhouse gas emissions (GHG), including in project design. Where unacceptable impacts remain to important biodiversity and ecosystems, we apply compensatory actions to address the residual impacts.
As part of our approach to stewardship of our natural environment, we identify opportunities that contribute to Environmental Resilience, in order to deliver enduring environmental and social outcomes for society more broadly.
85 per cent
of our water inputs came from lower quality water sources.
BHP Billiton Sustainability Report 2015 35

Biodiversity management
We are dedicated to being responsible stewards of land and biodiversity.
Why this is a focus area
A sustainable society depends on biodiversity and its associated ecosystem services, such as food, air and water. Competition for land and water resources is growing, and there is an increasing focus from policy makers and other stakeholders to more effectively manage these resources.
Our biodiversity risks
Our operations depend on and have the potential to impact biodiversity and its related ecosystem services. In order to maintain and enhance our licence to operate, we seek to ensure we understand and manage the full extent of our impacts.
Our biodiversity target performance
We have two targets focused on biodiversity that acknowledge the need to maintain the unique ecosystems and biodiversity of the areas in which we operate and the importance of conserving these more broadly.
The first target requires the development and maintenance of land and biodiversity management plans that include controls demonstrating the mitigation hierarchy (avoid, minimise, rehabilitate environmental impacts, prior to applying compensatory actions) to manage our biodiversity and ecosystem impacts. This target is supported by the requirements of our Environment GLD. In FY2015, all our operations developed land and biodiversity management plans consistent with this target.
The second target is at a wider Group level, and is a voluntary commitment to financing the conservation and ongoing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance. We established an alliance with Conservation International in FY2012 to support the delivery of this target and improve our approach to biodiversity management more broadly. Since FY2013, we have contributed more than US$35 million to conservation, in addition to the environmental management activities at our operations.
This has resulted in more than 60,000 hectares being conserved, protecting 16 globally threatened species and generating more than 900,000 megalitres of fresh water. Building on the establishment of the Five Rivers Conservation Area in Tasmania, Australia, during FY2015, the Valdivian Coastal Reserve achieved formal conservation status as Chile’s largest private conservation easement. During FY2015, we continued to assess potential options for conservation projects.
Our environmental obligations – avoiding environmental impacts
To avoid environmental impacts and protect the environment consistent with Our Charter values, we have committed to environmental obligations, detailed in our Environment GLD, against which we screen all our activities. These include:
We will not explore or extract resources within the boundaries of World Heritage-listed properties.
We will not explore or extract resources adjacent to World Heritage-listed properties, unless the proposed activity is compatible with the World Heritage outstanding universal values.
We will not explore or extract resources within the boundaries of the International Union for Conservation of Nature (IUCN) Protected Areas Categories I to IV, unless a plan is implemented that meets regulatory requirements, takes into account stakeholder expectations and contributes to the values for which the protected area is listed.
We will not operate where there is a risk of direct impacts to ecosystems that could result in the extinction of an IUCN Red List Threatened Species in the wild.
We will not dispose of mined waste rock or tailings into a river or marine environment.
36 BHP Billiton Sustainability Report 2015

Minimising our impacts
Our Businesses are required to implement a mitigation hierarchy to avoid, minimise and rehabilitate impacts within our area of influence. This area of influence includes our business activities and their potential direct, indirect and cumulative impacts on the environment.
For example, our Petroleum Business uses industry-leading technology to reduce the risk of impact of its offshore operations on marine mammals. Use of remote real-time passive acoustic monitoring in Australia and other areas (including Trinidad and Tobago) allows onshore observers to detect the presence of marine mammals during periods of low visibility, such as night time or fog. This enables the Petroleum team to halt activities to avoid potential impacts.
Wetlands around the Jansen Potash Project, in Saskatchewan, Canada, are home to a range of sensitive amphibian species including the Canadian toad. To mitigate potential effects the Jansen Project may have on these toads, the Canadian Toad Relocation and Monitoring Program was initiated in 2012. To date, 45 adult toads have been collected, 44 of which had their feet tagged with a fluorescent elastomer. These adults and subsequently 204 metamorphs and 21 toad tadpoles were released into wetlands that will not be disturbed by Project activities and have habitat to which they are accustomed.
CASE STUDY
IndoMet Coal Biodiversity Strategy
Our IndoMet Coal Project (IMC) is located in Central and East Kalimantan (Indonesian Borneo) within a region globally recognised for its biodiversity and cultural values. Part of the region is covered by the Heart of Borneo Initiative which is a tri-lateral agreement between Indonesia, Malaysia and Brunei aimed at a cooperative approach to balancing the protection of natural capital and sustainable development of this region.
Recognising the importance of this area, since 1999 we have undertaken extensive environmental and social assessments. We have been engaging and partnering with leading conservation and community non-government organisations (NGOs) in the development and implementation of our biodiversity strategy.
The IMC biodiversity strategy (to avoid or, where this is not possible, minimise impacts, while enhancing regional biodiversity conservation outcomes in Kalimantan) is founded on our understanding of the environmental values of the area. Utilising an environment and biodiversity in project design process, opportunities to avoid impacts to high biodiversity value areas are being implemented. This has included actions such as using helicopters extensively during exploration so as to minimise the drilling footprint and designing infrastructure corridors to avoid areas of high biodiversity value. A focus on infrastructure corridors is particularly important as they can fragment the landscape. Existing transport corridors are utilised where possible, and where the building of new roads is unavoidable, measures such as arboreal rope bridges and underpasses to provide habitat connectivity for wildlife are installed. The IMC team have also enhanced employee awareness of the biodiversity values of the area, further minimising risks of potential impacts, including indirect impacts. Through a fauna and flora observation system using a citizen science approach, employees and contractors record wildlife observations. Employees from the local Dayak community have played an important role in contributing their traditional knowledge of plants and animals to this system. This approach builds awareness among the IMC team of the biodiversity values of the area and assists them in reducing impacts even further.
Since 2009, we have supported community-based conservation and sustainable development projects, bringing benefits to the region where IMC is located. Through a partnership with Fauna & Flora International (FFI), a High Conservation Value Assessment of over 2 million hectares in the Murung Raya District was conducted to strengthen land use planning capacity within local government and identify conservation priorities and sustainable development options for the region. Complementing this work, a five-year Community Forest Conservation Project was initiated with FFI and a community close to the district capital of Puruk Cahu.
BHP Billiton Sustainability Report 2015 37

Biodiversity and land management continued
Rehabilitating our impacts
A central part of our approach to managing our impacts on land and biodiversity is the rehabilitation of land no longer required for our activities. Our Businesses are required to maintain rehabilitation plans that support life of asset and closure plans. This includes rehabilitating disturbed areas that are no longer required for our operational purposes, consistent with the pre-disturbance land use or an alternate land use, taking into account regulatory requirements and stakeholder expectations. As at the end of FY2015, our total land rehabilitated was 40,800 hectares, a five per cent increase since FY2014 on the total area rehabilitated. At our New Mexico Coal Asset, located in southwestern United States, traditional terracing erosion control features (typically used in conventional steep-slope rehabilitation) have been problematic and required repeated long-term maintenance. To address these long-term challenges, New Mexico Coal developed a rehabilitation program to create stable reclaimed landforms, which began in 2002. The program designed a final surface configuration to mimic the shape and drainage of natural landforms. Due to this approach, the stable landforms at La Plata Mine are now able to withstand more severe weather events and deliver ecological benefits such as habitat for wildlife.
Applying compensatory actions
We apply compensatory actions to biodiversity and ecosystems impacted by our activities. Our operations assess where actual or reasonably foreseeable residual impacts remain to important biodiversity and ecosystems after applying the mitigation hierarchy (avoid, minimise and rehabilitate environmental impacts) in order to determine if compensatory actions are required. When designing and implementing compensatory actions, we take account of uncertainties associated with the effectiveness of potential mitigation measures and ensure there is sufficient conservatism in the compensatory action to account for these uncertainties and deliver sustainable environmental benefits.
We have also established principles in our Environment GLD to guide our Businesses in establishing compensatory actions. The principles require that compensatory actions must be appropriate and not contribute to any additional impacts, be effective in responding to the residual impact and endure in the long term.
CASE STUDY
A voluntary approach to compensatory actions
Supported by our Olympic Dam Asset in South Australia, Arid Recovery is a joint conservation initiative between BHP Billiton, the local community, the South Australian Department for Environment, Water and Natural Resources, and the University of Adelaide to restore Australia’s arid lands.
The program was founded in response to the depletion or extinction of much of the original fauna and flora in the Roxby Downs region, as well as the extinction, since European settlement, of 60 per cent of native mammal species that used to inhabit the region.
The program seeks to restore examples of Australia’s arid zone ecosystems through ground works, applied research and through industry, community and government partnerships. This effort takes place on 12,300 hectares of fenced reserve that protects a range of native plants and animals. Foxes, cats and rabbits have been removed from 6,000 hectares of the reserve, making it one of the most successful and largest reserves of its kind in arid Australia.
Native plants have regenerated within the reserve, and local mammals and reptiles have responded to the removal of introduced species and domestic stock. Numerous locally extinct mammal species have been successfully reintroduced to the reserve to date, including the Greater Stick Nest Rat, the Burrowing Bettong, the Greater Bilby and the Western Barred Bandicoot. Arid Recovery demonstrates how mining, pastoralism, tourism and conservation organisations can work together to achieve mutually beneficial ecological outcomes, and help increase understanding and adoption of sustainable land management techniques.
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CASE STUDY
Contributing to Environmental Resilience
Environmental Resilience is a theme of our new BHP Billiton Social Investment Framework.
Additional details on our Social Investment Framework are available on page 55 of this Sustainability Report.
Environmental Resilience builds on BHP Billiton’s existing conservation and REDD+ commitments by seeking to contribute to enduring environmental and social outcomes through biodiversity conservation, water stewardship and climate change mitigation and adaptation. Through project support, improved governance and market stimulation, BHP Billiton is playing a role in reducing deforestation, enhancing community livelihoods and improving biodiversity and watershed conservation.
The Climate change section of this Sustainability Report provides further information on REDD+ and some of the projects we have supported that contribute to the resilience of communities and the natural environment.
In addition to the environmental management actions our Businesses undertake at our operations and in our local communities, we also look for opportunities to support the conservation and ongoing management of areas of national and international conservation significance. This is consistent with our conservation target.
Valdivian Coastal Reserve
The Valdivian Coastal Reserve in Chile is an area of rich biodiversity and one of the world’s last temperate rainforests. An innovative global partnership between Conservation International and BHP Billiton has facilitated the conservation and ongoing management of 50,000 hectares of the Valdivian Coastal Reserve by The Nature Conservancy.
The Nature Conservancy made its first sale of carbon credits in 2014. Income generated in this way will go exclusively to the Valdivian Coastal Reserve, and credits will not be acquired by BHP Billiton, either directly or indirectly. These were the first credits to be placed by a REDD project in Chile and were assured under the Verified Carbon Standard.
In FY2015, the project achieved formal status as Chile’s largest private conservation easement. A Trust is currently being designed to enable ongoing conservation management of the reserve so that it can continue to be protected and enjoyed by future generations.
Martu Living Deserts
In Western Australia, our partnership in the Martu Living Deserts Project is helping to protect a region of rich biodiversity. The partnership between Western Australia Iron Ore, The Nature Conservancy and Kanyirninpa Jukurrpa conserves part of the world’s most intact arid ecosystems and combines modern scientific land management with Indigenous ecological knowledge. The project also helps provide sustainable livelihoods for the traditional owners of the land – the Martu people. Established in 2011, the project aims to support sustainable land management and invest in the capabilities of local people to assist them in delivering environmental, economic, social and cultural outcomes.
Ningaloo Outlook
In FY2015, our Petroleum Business announced a US$2.6 million investment in a five-year marine research partnership with the CSIRO for the World Heritage-listed Ningaloo Reef in Western Australia. The Ningaloo Outlook program will include reef research, turtle and shark tagging, a PhD scholarship program and opportunities to engage our employees and the local community. The program follows the previous investment made by our Petroleum Business in the Ningaloo Atlas Research program, and builds on CSIRO’s decade-long shallow coral reef and fauna research, along with turtle tracking, using satellite and acoustic technology. Ningaloo Reef is one of the largest fringing reef in the world and an important habitat for hundreds of species of fish and marine species.
Bush Blitz
Bush Blitz is a ground-breaking species discovery partnership between the Australian Government, BHP Billiton and Earthwatch Australia. As Australia’s largest nature discovery project, the program sets out to document the plants and animals in properties across Australia. The project is providing baseline scientific data that will help protect Australia’s biodiversity for generations to come. In the last five years, Bush Blitz has discovered more than 900 new species, located another 250 threatened species, and recorded 12,000 types of plants and animals in areas where they were previously unknown. Since BHP Billiton’s partnership with Bush Blitz began, nearly 50 employees from across our Australian operations have participated in nine expeditions to parks and reserves across Australia.
BHP Billiton Sustainability Report 2015 39

Water
We are focused on managing water
responsibly as a shared resource.
Why this is a focus area
The sustainability of our operations relies on our ability to obtain an appropriate quality and quantity of water, use it responsibly and manage it appropriately, including taking account of natural supply variations. As economies and populations continue to expand and pressure for water becomes more intense, we recognise the role we have as responsible stewards of the water we share with our host communities. We anticipate climate change is likely to make the patterns and cycles of water flow less predictable and require our operations to implement adaptive responses. Managing our shared water resources is therefore a complex task for our business.
Our water risks
With operations located across the world, the water risks and impacts experienced by our Businesses vary from region to region. We therefore assess and manage our water risks on a regional basis.
Our key water risks span issues ranging from operational impacts to community concerns. These include business continuity risks, such as security of water supply, mine dewatering, reliability of water infrastructure, tailings management and extreme weather events (such as flooding); water stewardship risks, such as environmental risks to water resources, biodiversity and cumulative impacts to and from communities and others; and risks to health, such as the supply of potable water and sanitation. To manage these risks, we have a range of controls in place, some of which include:
increased water efficiency to reduce total water consumption;
utilisation of lower-quality water sources;
expanding water supply options to reduce the reliance on single sources (for example, through the development of desalination);
operational water balances;
implementation of catchment scale management;
environmental impacts monitoring and management;
community engagement and development initiatives.
Our water target performance
In FY2013, we recognised the regional and varied nature of our water risks and introduced a target requiring our operations with water-related material risks to implement projects to reduce their impact on associated water resources. The target allows our Businesses to annually review and focus on the water challenges specific to the regions in which they operate.
For example, at our Copper Business in Chile, securing a sustainable long-term water supply in one of the driest locations in the world, the Atacama Desert, is a major challenge. While increased water efficiency through recovering and reusing water and minimising evaporation is a priority, the long-term reliance of groundwater resources as the primary water source could also introduce risks to groundwater dependent ecosystems. In FY2015, the Business commenced a water supply project focused on increasing the desalination capacity and increasing water recoveries and efficiencies, while reducing the reliance on groundwater resources. A new desalination plant is under construction in Puerto Coloso, Antofagasta, which will have a capacity of 2,500 litres per second. Along with an existing desalination plant (in operation since 2006), the new plant, which is expected to begin operation in 2017, will help minimise the operation’s dependence on the region’s aquifers.
Refer to other case studies in this section for further information on projects implemented as part of our water target.
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CASE STUDY
Managing for excess water
At our WAIO operations, water from the mine pit, which needs to be extracted to access the ore, typically exceeds the volume required for use by our mines.
Any excess fresh water extracted must be managed, and if not undertaken appropriately, can impact ecosystems and other users who depend on groundwater. WAIO’s preference is to return surplus water to the aquifer to minimise impacts to ecosystems, a process considered best practice for surplus water management. Returning water to the aquifer through the use of sumps and wells minimises the interruption to natural processes by avoiding surplus water being discharged to streams that naturally experience only an ephemeral or infrequent flow.
Developed in 2012, WAIO’s Pilbara Water Resource Management Strategy evolved in 2015 to include the preliminary findings of further studies carried out with CSIRO and government bodies to consolidate water knowledge and characterise climatic variability, surface water flow, groundwater occurrence, movement and dependency on a regional context. The study is developing important reference datasets for common use by industry and regulators, particularly an understanding of future climatic variances for the Pilbara and the effects it has on the water resources. The preliminary study results support our view of the regional hydrological system, validating our environmental water assessments and catchment scale adaptive management plans. Our continued commercial and technical contribution to the Pilbara WRA study over the past three years demonstrates our commitment to external water stewardship. To support water management plans, WAIO has set measurable targets relating to the volume of water returned to the aquifer and monitoring to provide early warning of hydrological changes.
Managing our shared water resources
As a result of the spectrum of water risk issues, managing water is integrated into our planning processes and incorporated into various associated GLDs, including our Environment, Risk Management, Community, Marketing and Supply ‘Source to Contract’ GLDs. For example, our Environment GLD requires our Businesses to assess and implement controls to manage the direct, indirect and cumulative impacts and risks to water resources at a catchment level within our area of influence by understanding the social, cultural, ecological and economic values of these resources.
Where residual impacts remain to important water-related biodiversity and ecosystems impacted by our activities, we apply compensatory actions. Additionally, we maintain quantitative water balance models to predict and support the management of water inputs, use and outputs and to enable timely management responses to water-related risks. We have also more recently factored climate change science into our understanding of water risk as part of our approach to climate change adaptation and resilience.
For further information, refer to the Climate change section of this Sustainability Report.
Water stewardship
Water stewardship is not only about how we manage our water risks, but also importantly, how we engage with others to manage water risks on a catchment or industry basis.
We have been collaborating with the ICMM to support a more cohesive and robust approach to water stewardship. Through the release of its Practical guide to catchment-based water management for the mining and metals industry, the ICMM has developed clear guidance on the steps necessary to identify, evaluate and respond to catchment-scale water risks for the mining and metals industry. This guide, launched in 2015, acknowledges that holistic (catchment-based) planning enables the environmental, social, cultural and economic value of water within the catchment to be understood, and material water stewardship risks to be identified early in the planning cycle.
WAIO actively contributed to the development of the ICMM approach through workshops and review sessions, and by providing practical and real examples of the implementation process, challenges and organisational objectives required at a catchment scale. WAIO also contributed to efforts to address technical and water balance uncertainty at a catchment scale, and the preference to adopt precautionary thresholds and objectives to manage this uncertainty. WAIO will continue to participate in further development of the guideline. Information on the guide is available online at www.icmm.com/water.
BHP Billiton Sustainability Report 2015 41

Water continued
Water reporting
We report on our water use publicly, consistent with the Input Output model of the Minerals Council of Australia’s Water Accounting Framework (WAF). We are also working with the International Council on Mining and Metals (ICMM) to support broader adoption across the industry. The WAF aims to improve data integrity and comparability across the sector to allow a more meaningful analysis on which to base policy making and deliver improved outcomes. Under the WAF, water is categorised as Type 1 (close to drinking water standards), Type 2 (suitable for some purposes) and Type 3 (unsuitable for most purposes). In FY2015, our total water input (water intended for use) was 340,200 megalitres across the Group, with 85 per cent defined as Type 2 or Type 3. Our use of Type 2 and Type 3 water demonstrates our approach to utilising lower-quality water wherever feasible.
As part of our commitment to promote transparency and accountability on water-related issues, we also have participated in the CDP water program since 2010 (refer to www.cdp.net/water). CDP’s water program is used by investors collectively managing more than US$60 trillion and by multinational companies with combined procurement spend of US$126 billion.
Water input by source
Groundwater 44% Sea water 30% Surface water 17% Third party water 9% Water input by quality
Type 3 (Water unsuitable for most purposes due to high salinity) 61%
Type 2 (Water suitable for some purposes) 24%
Type 1 (Close to drinking water quality) 15%
CASE STUDY
Managing for water supply variability
In Australia, at the BHP Billiton Mitsubishi Alliance (BMA) Asset, increasing climatic variability has resulted in alternating periods of low rainfall, followed by flooding.
Water quality release thresholds, based on estimated ecosystem responses applied by the State Regulator, were restricting BMA’s ability to discharge excess water during these times of extreme rainfall, causing inundation of mine pits for extended periods. In order to gain a greater understanding of, and better plan for the impacts of, mine water discharge, BMA developed the Aquatic Ecosystem Health Research Program in partnership with the University of Queensland’s Sustainable Minerals Institute and the Central Queensland University Centre for Environmental Management.
Over three years and two wet seasons, the program involved the collection of more than 150,000 data points to monitor and measure the effects of mine water releases in the receiving environment. This work demonstrated the impact of mine water releases was far lower than previously thought, allowing BMA to work with regulators to achieve release conditions that more accurately reflect known impacts.
42 BHP Billiton Sustainability Report 2015

CASE STUDY
Minimising impacts to shared groundwater resources
Efficient water management is vital to the success of our Onshore US operation, within our Petroleum Business, particularly given we share the regional groundwater resources with local communities and other industries.
General public concerns have been expressed regarding the potential for contamination of groundwater resources during drilling and hydraulic fracturing, as well as during oil and gas production. The use of chemicals and additives during hydraulic fracturing can, if not carefully managed, impact local groundwater quality and introduce risks to local community drinking water. Excessive withdrawal of groundwater during well completions may impact other users of groundwater wells. Our priority is to always operate hydraulic fracturing activities safely and in an environmentally responsible way. We actively engage with local governments and communities to address public concerns. We conduct environmental assessments prior to our hydraulic fracturing work to minimise the impacts of our operations. In FY2015, we updated and improved our water balance model to help find ways to reduce water consumption.
As part of our water target commitments, we are pursuing non-potable water options for drilling and completions, including brackish water and recycled water produced from our production wells.
At our Permian operations, we predominately use a blend of brackish water and recycled water for drilling and completions. Permian achieved a 30 per cent recycling rate in FY2015 by replacing fresh water with 2.2 million barrels of produced water that would have previously been disposed. At our Eagle Ford operations, a mobile reverse osmosis system is used to produce potable water and treat waste water for reuse, thereby saving fresh water and reducing the trucking of water and waste.
We practice safe handling, minimisation and recycling of drilling residuals. We publicly report the ingredients of the fracturing fluids for each well completion in the hydraulic fracturing chemical disclosure registry, FracFocus, and disclose the maximum percentage of each ingredient presented in the fracturing fluid mixture.
We also implemented a Groundwater Risk Management Plan, which incorporates controls to prevent the loss of containment of pressurised fluids, including casing annulus monitoring procedures to verify well integrity; proper well head and casing design and construction; and specialised training to assure competency. Additional controls to ensure well integrity include pressure tests of the casing at each section, cement evaluation and formation integrity testing of the casing shoe. During FY2015, we voluntarily implemented a pre-drilling groundwater monitoring program in the active drilling areas of the Eagle Ford, Permian and Haynesville shale operations to establish a baseline of groundwater quality. We accept the scientific basis for linking seismic activity to waste water injection wells associated with unconventional oil and gas production. As such, we conduct enhanced seismicity monitoring and other types of data acquisition to better understand and mitigate the risk of the potential for induced seismic activity associated with waste water disposal operations.
We actively participate in cooperative efforts with stakeholders (industry, government, science community and the public) to better understand and promote best practice risk management in our operations.
Further information is available online at www.bhpbilliton.com/casestudies.
BHP Billiton Sustainability Report 2015 43

Society
Contributing to a better world.
Today and tomorrow.
Our approach
We strive to be a valued partner in the communities in which we operate and, through all our interactions, seek to foster meaningful, long-term relationships that respect local cultures and create lasting benefits. Our commodities support economic development and urbanisation and play an important role in improving standards of living. Through employment and taxes and royalties, we support local, regional and national economies. Where possible, we purchase local goods and services and develop infrastructure that benefits entire communities. Our community relations approach is detailed in our Community Group Level Document (GLD).
Through a participatory process with communities, we identify social needs and existing resources on which we can build through our social investment.
Since the introduction of our one per cent pre-tax profit social investment target in FY2001, the Company has committed more than US$2 billion to community projects and donations. This has resulted in a wide range of social outcomes, including better education for young people, greater income generation and improved health outcomes.
Our newly developed Social Investment Framework will underpin our voluntary social investment from FY2016 to FY2020, providing a consistent focus for our local, regional, national and global investment.
We engage with Indigenous peoples in the areas of sustainable, long-term economic empowerment, social development and cultural wellbeing. Our Indigenous Peoples Policy Statement frames our approach.
44 BHP Billiton Sustainability Report 2015

2015 highlights
US$225 million
was voluntarily committed to community programs.
More than
US$2 billion
committed to community projects and donations since 2001.
42 per cent
of our Group spend was with local suppliers.
8,500
employees participated in our Matched Giving Program.
We are proud of our broader contribution to society.
BHP Billiton Sustainability Report 2015 45

Engaging effectively in communities
We engage regularly, openly and honestly with people and organisations interested in and impacted by our operations.
Why this is important
Due to the long-term nature of our operations, it is vital that we build relationships that can be sustained over time, based on open communication, trust and mutual respect. These relationships are important in helping us better understand our impacts and ensuring a meaningful contribution to economic and social development. Our aim is to foster goodwill and collaboration by developing strong relationships with people and organisations wherever we operate.
Engaging with our host communities
Our Community GLD prescribes an inclusive and proactive approach to engagement. We seek to build connections with stakeholders early in the life cycle of our projects, maintain open and ongoing communications with them and operate transparently in relation to our plans and performance. In order to be effective and reach as many people as possible, we ensure these engagement activities are culturally and socially inclusive.
Our stakeholder engagement process requires our assets and operations to identify and analyse stakeholder groups to determine the level of impact the Company has on them and their level of interest in engaging with us. We then design community engagement activities suitable for each of the stakeholder groups and individuals where appropriate. Through engagement, we develop an understanding of the social and economic environment, including potential impacts and opportunities.
As many of our operations are located on or near Indigenous peoples’ lands, we require our Businesses to prepare, design and implement Indigenous engagement programs. We provide cultural awareness and competency training for employees and contractors who engage with Indigenous peoples. This training is developed and delivered in consultation with representatives from the affected group.
To measure the effectiveness of our engagement and community development activities, our operations are required to complete a community perception survey every three years. These surveys provide a valuable external perspective on the quality of our engagement and whether our stakeholders believe we are addressing their key concerns. During FY2015, eight of our assets undertook community perception surveys. Through these surveys, the communities hosting our operations indicated that their key priorities included our support for local economic and social development; access to information about our business; and opportunities for them to provide feedback. We used this information to design our community engagement and development programs to meet stakeholder needs and expectations.
Responding to stakeholder concerns
Our stakeholders raise concerns in a range of different ways and to maintain effective relationships our teams respond to these on a day-to-day basis. All our operations are required to have local mechanisms in place to record complaints and grievances received and to address these in a timely and effective manner. Over the past two years, there has been a decline in recorded community complaints, most significantly at Western Australia Iron Ore and Mt Arthur Coal. However, during FY2015, our BHP Billiton Mitsubishi Alliance Asset saw an increase in the number of noise complaints related to the Hay Point Coal Terminal dump station. In response to this issue, the Dump Station Noise Mitigation Project was implemented to reduce the noise loss through the use of sound absorption and transmission loss material. To date, there have been no noise complaints since the completion of the project.
In FY2015, our assets addressed 22 social, environmental and human rights grievance cases through their local grievance mechanisms; of these, 19 were successfully resolved during the year.
46 BHP Billiton Sustainability Report 2015

Concerns expressed by communities near our Cerrejón operation in Colombia include impacts associated with resettlements, healthy and sustainable livelihoods and drought conditions. Cerrejón is a non-managed operation jointly owned by BHP Billiton, Anglo American and Glencore. Cerrejón management is engaging with the communities to help address the impacts of the drought through modifications to its operations, provision of direct support to communities, as well as long-term strategy work with a range of external stakeholders.
Cerrejón management continues to work with local communities to understand and mitigate issues associated with resettlements. Through Cerrejón’s social investment mechanisms, the asset continues to focus on improving access to sustainable livelihoods particularly in the areas of employment, food security, farming and entrepreneurship. BHP Billiton remains committed to ensuring outcomes reflect strong community engagement processes.
At our IndoMet Coal Project (IMC), in Indonesia, the team continues to work with some community members to address historic land compensation matters. IMC is committed to working with the community and government to resolve these in accordance with all applicable Indonesian laws and regulations.
Ok Tedi
BHP Billiton exited from Ok Tedi Mining Limited (OTML) in February 2002. The exit arrangements included the transfer of BHP Billiton’s shares in OTML to PNG Sustainable Development Program Limited (PNGSDP) and a statutory undertaking protecting BHP Billiton from environmental claims by the PNG Government.
In September 2013, the Papua New Guinea (PNG) Parliament passed laws which compulsorily acquired PNGSDP’s shares in OTML and changed other aspects of the exit arrangements, including the repeal of the protection from environmental claims by the PNG Government. PNGSDP is challenging the validity of actions taken by the PNG Government to restructure and obtain control of PNGSDP. BHP Billiton retains an indemnity from PNGSDP in respect of environmental claims by the PNG Government and certain environmental claims by third parties. This indemnity is secured against certain key assets of PNGSDP. BHP Billiton remains committed to ensuring that the substantial long-term fund held by PNGSDP remains well governed for the benefit of the people of Papua New Guinea and the Western Province in particular.
CASE STUDY
Collaborating on regional planning and development
Our Escondida Copper Asset was the first private company in Chile to support the Creo Antofagasta Plan, an initiative that seeks to enhance quality of life in the city and bring together the regional government, the city’s municipal government and the private sector, with support from the OECD.
An Urban Master Plan was developed by the Creo Antofagasta initiative in 2014, with the collaboration of representatives of the public and private sectors. The plan is now going through a community consultation process, including more than 200 different initiatives for implementation through a schedule of public and private strategic investment. In total, the initiatives would represent an investment of US$1.2 billion over the next 20 years.
To complement the Urban Master Plan, a local Energy Strategy is under development, and Chilean President Michelle Bachelet has announced plans for a public transport system for the city of Antofagasta. During 2014, the Creo Antofagasta Plan held a second round of bids for funding of social innovation projects and started community work and design of public spaces in the areas intervened under the Antofagasta Clean and Connected initiative.
BHP Billiton Sustainability Report 2015 47

Engaging effectively in communities continued
CASE STUDY
Forum on Corporate Responsibility field visit to IndoMet Coal Project
For several years, the Forum on Corporate Responsibility (the Forum) has provided advice to BHP Billiton on the social and environmental aspects of our IndoMet Coal (IMC) Project, located in Kalimantan, Indonesia.
In March 2015, four members of the Forum visited IMC to experience the Project and in response to community concerns, speak directly with a range of stakeholders.
The Forum members were based at BHP Billiton’s Muara Tuhup Port camp, on the banks of the Barito River, which is home to 38 IMC employees during their rostered time on site. From there, the group visited Puruk Cahu (the capital of the Murung Raya district); Penda Siron (a local village); and Liang Karo (a community forest conservation area). The visiting Forum members also travelled along the haul road to the new IMC Haju mine site and along the Barito River, where barges transport coal 600 kilometres to the southern coast of Borneo.
Production from the IMC Haju mine is expected to commence in FY2016. Key positives noted during the visit included the commitment of the IMC technical specialists and project leaders to operate in a way that will provide broad social benefits to the people of the region and Indonesia more broadly; the focus on tailoring employment and local procurement opportunities to enable participation of local communities; and the environmental management and monitoring processes that have facilitated the development of a significant body of knowledge on local conservation values.
However, it was acknowledged that the socio-political context in which the Project operates is complex and presents a significant challenge, specifically in relation to Indigenous peoples and governance capacity. Opportunities exist to deepen knowledge of, engage with and support traditional Dayak governance structures and Forum members advised that the Company must continue to work closely with local Dayak communities and government to enable all community members to have the opportunity of fully sharing in the benefits of the Project.
The Forum members reported that the field visit provided them with an overview of the conservation values of the area, the IMC Project and its potential impacts and opportunities.
Forum member, Greg Bourne, said:
‘Overall, the trip was invaluable. Seeing the existing impacts on the forests and spending time with Dayak communities helped me fully understand the context of the Project, which was completely different from my prior knowledge and could not have been reset any other way.’
48 BHP Billiton Sustainability Report 2015

Respecting human rights
Human rights are fundamental to how we work.
Why this is important
The nature of our industry means that we have the potential to have an impact on human rights, particularly in relation to labour conditions, activities of security forces, communities that live near our operations and Indigenous peoples.
Our commitments
We take our human rights obligations seriously and demonstrate this by committing to operate in accordance with the United Nations (UN) Universal Declaration of Human Rights and the UN Global Compact principles. These commitments are operationalised through Our BHP Billiton Charter and our BHP Billiton Code of Business Conduct and the performance requirements in our GLDs. We measure the effectiveness and obtain assurance of our human rights processes through internal audits of our GLDs.
The UN Guiding Principles on Business and Human Rights requires companies to address three aspects to fulfil their responsibility to respect human rights, a requirement we meet by embedding the following commitments in our Company systems and processes.
UN requirement
Express a commitment to human rights through a policy statement.
Perform human rights due diligence to identify, prevent, mitigate and account for potential human rights impacts.
Provide remediation where business enterprises have been identified as having caused or contributed to adverse human rights impacts.
BHP Billiton commitment
Our commitment to human rights is publicly stated in our Code of Business Conduct, which clearly outlines responsibilities and expectations and is actively communicated to all employees and certain contractors.
Our operations identify and document key potential human rights risks by completing a Human Rights Impact Assessment (HRIA), reviewed on an annual basis. This includes assessing performance against the articles of the UN Universal Declaration of Human Rights, the UN Global Compact principles and host country legislation governing human rights issues.
Every three years, each HRIA is verified through an engagement process with stakeholders and, in medium- and high-risk jurisdictions, validated by a qualified human rights specialist. Where a HRIA identifies a material risk, a Human Rights Management Plan is required to be implemented and reviewed annually. Selected employees and contractors receive training on compliance with BHP Billiton’s human rights commitments.
In addition to our business conduct advisory service, EthicsPoint, BHP Billiton requires local-level complaints and grievance mechanisms to be in place for people potentially impacted by our Businesses’ activities. The mechanisms are required to be scaled to the country context, risks and adverse impacts; use an understandable and transparent process; be culturally appropriate; be readily accessible to all segments of the affected host communities; and be available without retribution. In addition, they must not impede access to judicial or administrative remedies.
As part of the process, we acknowledge, investigate and document all complaints and grievances; undertake appropriate remedial actions where a complaint is legitimate; and advise complainants of the remedial action promptly and document outcomes. Our assets are internally audited on a regular basis to verify that they are meeting the requirements outlined in the Community GLD.
BHP Billiton Sustainability Report 2015 49

Respecting human rights continued
Respecting Indigenous rights and culture
As many of our operations are located on or near Indigenous peoples’ lands, it is important we recognise the traditional rights and values of Indigenous peoples, respect their cultural heritage and the significance of their lands and provide opportunities for inclusion and advancement. BHP Billiton’s approach to engaging with and supporting Indigenous peoples is articulated in our Indigenous Peoples Policy Statement, which was developed and approved by our Group Management Committee (GMC) in FY2015. Implementation of the Policy Statement will help us strengthen relationships with Indigenous peoples and be a valued partner in their economic, social and cultural empowerment. We are currently in the process of developing a Group-wide Indigenous Peoples Strategy to guide implementation of the Policy Statement.
As a member of the International Council on Mining and Metals (ICMM), our Indigenous Peoples Policy Statement is consistent with the 2013 ICMM Indigenous Peoples and Mining Position Statement and is implemented in accordance with our Community GLD.
Commitments through our Policy Statement include understanding Indigenous peoples’ rights and interests; building cross-cultural understanding; agreeing on appropriate engagement processes; and ensuring effective participation in decision-making. A number of related commitments address how we engage where government is responsible for managing Indigenous peoples’ interests and how to move forward when differences of opinion arise.
Our Policy Statement specifically addresses the issue of free, prior and informed consent through committing to seek the consent of Indigenous peoples for new operations or major capital projects that are located on lands traditionally owned by, or under customary use of, Indigenous peoples and which are likely to have significant adverse impacts on Indigenous peoples.
In making this commitment, we recognise the right of governments to ultimately make decisions on the development of resources and that, in most countries, neither Indigenous peoples nor other groups have a right to veto projects. Where consent cannot be reached, a host government may decide to proceed with a project after balancing the rights and interests of Indigenous peoples with the wider population. In these circumstances, BHP Billiton will determine whether we remain involved with the project.
BHP Billiton Indigenous Peoples Policy Statement
We respect the rights of Indigenous peoples and acknowledge their right to maintain their culture, identity, traditions and customs.
We commit to the 2013 ICMM Position Statement on Indigenous Peoples and Mining. This frames our approach to engaging with Indigenous peoples with respect to new operations or major capital projects that are located on lands traditionally owned by or under customary use of Indigenous peoples and which are likely to have significant adverse impacts on Indigenous peoples. This commitment includes:
undertaking participatory and inclusive social and environmental impact assessments;
seeking to agree on and document engagement and consultation plans with potentially impacted Indigenous peoples;
working to obtain the consent of Indigenous peoples to BHP Billiton activities consistent with the ICMM Position Statement.
This commitment will be satisfied through compliance with domestic laws or completion of host government regulatory processes where they are consistent with the objectives of the ICMM Position Statement, as determined by the BHP Billiton Chief Legal Counsel.
Where the consent of Indigenous peoples is not forthcoming despite the best efforts of all parties, in balancing the rights and interests of Indigenous peoples with the wider population, governments might determine that a project should proceed and specify the conditions that should apply. In such circumstances, BHP Billiton will determine whether it will remain involved with a project.
Consistent with the ICMM Position Statement, the BHP Billiton policy:
applies to new operations or major capital projects for which approvals and permitting process have not commenced prior to May 2015;
seeks consent processes that are based on good faith negotiation and do not confer veto rights to individuals or sub-groups, nor require unanimous support from potentially impacted Indigenous peoples unless legally mandated.
50 BHP Billiton Sustainability Report 2015

Constitutional recognition of Australia’s Aboriginal and Torres Strait Islander peoples
In 1967, more than 90 per cent of Australian voters agreed in a referendum to change the Constitution to give the federal parliament the power to make laws in relation to Aboriginal and Torres Strait Islander peoples and to allow for Aboriginal and Torres Strait Islander peoples to be included in the census. The successful outcome of this referendum, however, did not recognise Aboriginal and Torres Strait Islander peoples as Australia’s first peoples.
In FY2015, we announced our support for the Recognise campaign to build public support for the Constitutional recognition of Aboriginal and Torres Strait Islander peoples. Indigenous peoples are critical partners and stakeholders in many of BHP Billiton’s operations both within Australia and around the world. Many of our operations are located on or near traditional Indigenous lands. The long-term nature of our operations allows us to establish long-lasting relationships with the Indigenous communities in which we operate and those neighbouring our operations. Through this on-the-ground experience, we understand Indigenous peoples often have profound and special connections to, and identification with, lands and waters that are tied to their physical, spiritual, cultural and economic wellbeing. We also understand Indigenous peoples in many regions of the world have been historically disadvantaged and often still experience poverty and other forms of social exclusion. Through our engagement with Indigenous peoples, we seek to contribute to their sustainable long-term economic empowerment, social development needs and cultural wellbeing.
The goal of formal recognition of Aboriginal and Torres Strait Islander peoples in the Australian Constitution is consistent with Our Charter values. In particular, recognition that acknowledges Australia was first occupied by Aboriginal and Torres Strait Islander people; fosters respect for their continuing cultures, languages and heritage; and recognises their relationships to traditional lands and waters would be consistent with the values underpinning the relationships we seek to have with them.
Respecting customary rights
At a very early stage of a project, we seek to identify customary owners, occupiers and users of the land on which we intend to operate, as well as conduct land usage surveys. Knowing who is connected to the land and how it is used is critical to establishing effective community consultation and engagement. This helps to ensure people potentially affected by our operations are fully aware of our activities and have an opportunity to express their concerns and aspirations. In instances where land may be used for customary purposes and no formal land title has been issued, information is requested from relevant organisations, including government authorities with responsibilities for customary land uses, and Indigenous peoples’ representative organisations, such as land and tribal councils. Further enquiries are also made directly with the people in the area to help identify those with connections to the land. Arising from this engagement, the operational work plan may be amended to reduce potential impacts on landowners and users.
Our projects are designed in a way that avoids or minimises resettlement of individuals or communities. If resettlement is required (voluntary or involuntary), programs must be implemented consistent with the requirements set out in the International Finance Corporation’s Performance Standard 5, Land Acquisition and Involuntary Resettlement. This includes being planned and implemented in a participatory manner that leads to a demonstrable improvement in livelihoods of the displaced persons or communities.
Artisanal and small scale mining is a form of subsistence mining providing a direct or indirect livelihood for millions of people in the developing world and it often takes place alongside large-scale mining operations. In FY2015, our Iron Ore Liberia project identified artisanal mining taking place within our exploration licence areas. The artisanal miners’ chemical leaching of gold from the host rock poses an environmental risk; however, this has been mitigated by community engagement and the monitoring of artisanal mining areas in relation to our activities.
Managing our security-related material risks
The nature and global reach of our organisation can result in our people working in countries where there is potential exposure to personal and business risks. We require an assessment of each country for the degree of risk associated with visiting, exploring and operating within it and appropriate controls are developed to mitigate identified risks.
Through our commitment to the Voluntary Principles on Security and Human Rights (VPs), we seek to protect people and property from material security risks. Performance requirements related to the VPs are implemented through our Security and Emergency Management GLD. Our operations are required to identify security-related material risks to people and property, and to engage relevant stakeholders to develop and manage security programs that respect human rights and fundamental freedoms.
Across the Group, our operations conduct an annual review for alignment with the VPs and implement an improvement plan to close identified gaps. The process also provides an opportunity to further build awareness and understanding of the VPs across the Company.
Formalised procedures exist to avoid the occurrence of security-related incidents with possible human rights implications. Should they occur, all significant incidents are reported to the GMC and the Sustainability Committee of the Board, including details of action taken to prevent recurrence. Where incidents are of a criminal nature, they are reported to local authorities for appropriate action. There were no significant incidents of this nature during FY2015.
Occasionally, it is necessary to provide armed security protection for the safety of people and property. Firearms are only deployed under a set of approved rules of engagement and when it can be demonstrated that no other options exist to protect a human life, to carry out stewardship requirements (such as injured livestock management) or as a means of last resort when threatened by dangerous wildlife.
BHP Billiton Sustainability Report 2015 51

Respecting human rights continued
CASE STUDY
Relationship with Reconciliation Australia
Since 2002, BHP Billiton has partnered with Reconciliation Australia to develop the Indigenous Governance Program.
The program has focused on recognising and developing Aboriginal and Torres Strait Islander peoples’ central role in strengthening their communities, while also celebrating outstanding examples of Indigenous governance, through the Indigenous Governance Awards. In 2007, BHP Billiton was one of the first organisations to launch a Reconciliation Action Plan. This has been an important part of our efforts to realise our vision for reconciliation, where our operations and communities are places that embrace respect, have mutually beneficial relationships and foster inclusion and opportunities for the benefit of Aboriginal and Torres Strait Islander peoples. Our Reconciliation Action Plan has helped strengthen our relationships with Aboriginal and Torres Strait Islander peoples and communities through initiatives that support our workforce to learn more about their culture and to provide opportunities that support Aboriginal and Torres Strait Islander peoples.
In 2013, our partnership with
Reconciliation Australia grew to include Narragunnawali: Reconciliation in Schools and Early Learning – a program designed to support reconciliation in schools and early learning services. The program provides school communities with the tools they need to increase understanding of various cultures by assisting schools to develop online Reconciliation Action Plans, providing curriculum resources and implementing a professional learning component for teachers and educators. Narragunnawali is designed to support the more than 21,000 early learning, primary and secondary schools in Australia to develop environments that foster a higher level of knowledge and pride in Aboriginal and Torres Strait Islander histories, cultures and contributions.
BHP Billiton believes reconciliation will be driven through unity, respect and equity – and education is the foundation to creating this change. All Australians should understand the history of their nation, its first people and their rich culture. Through working with children, young people, teachers and schools, Narragunnawali will foster knowledge and understanding to help break down prejudices and move towards a more unified society.
52 BHP Billiton Sustainability Report 2015

Making a positive contribution to society

We work openly with communities, governments and other stakeholders to contribute to sustainable economic and social development.

Why this is important

We know we are successful when our communities value their relationship with us. Our aim is to work alongside host communities to help them achieve sustainable economic and social benefits as well as diversified and resilient local economies, so that these benefits continue beyond the life of our operations.

Our broad socio-economic contribution

Our strategy of owning and operating large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market means we have the capacity to plan for, and deliver, long-term economic and social development outcomes and impacts in the countries in which we operate.

Economic value distribution

	Economic value generated US$ million	Economic value distributed US$ million						
	Revenues[1]	Operating costs[1][2]	Employee wages and benefits[1]	Payments to providers of capital				
Region	Revenue and other income	Payments to suppliers, contractors, etc.	Wages and benefits to employees	Shareholder dividends	Interest payments[3]	Community contribution[6]	Payments to governments	Economic value retained[9] US$ million
Africa and Other	316	81	5	458	–	–	140	(368)
Australia and Asia	27,161	9,594	3,514	3,948	69	–	4,905	5,131
Europe	43	(42)	41	2,181	(107)	–	(40)	(1,990)
North America	7,419	2,741	848	8	567	–	419	2,836
South America	10,184	4,646	692	1	22	–	1,038	3,785
Sub-total	**45,123**[1]	**17,020**[1][2]	**5,100**	**6,596**	**551**[3]	–	**6,462**[4]	**9,394**
Basis of preparation adjustment[5]		(660)	(188)	–	–	–	848	
Community contribution[6]		(225)				225		
Total economic contribution		**16,135**	**4,912**	**6,596**	**551**	**225**	**7,310**[7]	
Discontinued (Demerged) Operations[8]	7,856	5,039	1,083	–	63	–	478	1,193

(1) Amounts include revenues and costs determined on an accruals basis, consistent with the Group's audited Financial Statements.
(2) Operating costs relate to expenses recognised in the Financial Statements. They include expenditure paid to suppliers and contractors for materials and services and exclude employee wages and benefits, payments to governments, depreciation, amortisation and impairments.
(3) Interest payments (accrual basis) comprise interest expense on debt and interest expense and income on related hedging instruments.
(4) Payments to governments comprises 'Corporate income taxes', 'Royalty-related income taxes', 'Royalties' and 'Production entitlements', are on a cash basis. Refer to the BHP Billiton 2015 Economic contribution and payments to governments Report.
(5) Basis of preparation adjustment to align to the 'Economic contribution and payments to governments' Report.
(6) Community contributions are included in payments to suppliers, contractors, etc. and disclosed separately in the 'Economic contribution and payments to governments' Report. This amount also includes South32 community contributions.
(7) Amount disclosed as payments to governments, refer to the 'Economic contribution and payments to governments' Report.
(8) Economic value generated for demerged South32 operations.
(9) Calculated as economic value generated less economic value distributed.

BHP Billiton Sustainability Report 2015 53

Making a positive contribution to society continued
Our operations around the world support local and national economies by creating jobs, providing infrastructure, purchasing goods and services and contributing significant payments of taxes and royalties to governments. In FY2015, our payments to governments were US$7.3 billion(1).
We have disclosed our payments of taxes and royalties on a project-by-project basis, and payments to state and provincial governments at a subnational level in a stand-alone BHP Billiton Economic Contribution and Payments to Governments Report which is available online at www.bhpbilliton.com.
By supplying many of our commodities to markets in developing countries we also support economic development and help improve living standards and quality of life.
Improving quality of life in our host communities
We believe that in addition to making a contribution to sustainable development through our core business, we have a responsibility, in line with Our Charter values, to make a contribution to communities through our voluntary social investment.
We voluntarily invest one per cent of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs. Since 2001, BHP Billiton has committed more than US$2 billion in programs that aim to have a long-lasting positive impact on the quality of life for people around the world.
Community investment target(1)(2)
US$ million
300
250
200 83
150 142
100
50
0
FY2011 FY2012 FY2013 FY2014 FY2015
(1) The expenditure represents BHP Billiton’s equity share for both operated and non-operated joint venture operations.
(2) Excludes expenditure from foundations and trusts.
Expenditure
BHP Billiton corporate charitable entities
Target
During FY2015, our voluntary community investment totalled US$225 million(2), comprising US$142 million of cash, in-kind support and administrative costs and an US$83 million contribution to the BHP Billiton Foundation.
The cash component of our FY2015 community investment is an aggregate of the total funds invested across the Group and included:
direct voluntary funding provided as one-off donations and to support medium to longer-term community projects;
contributions made at the local operational level to charitable foundations (excluding the BHP Billiton Foundation and the BHP Billiton Sustainable Communities);
funds used to deliver the Enterprise Development and Socio-economic Development components of Broad-Based Black Economic Empowerment programs in South Africa.
Excluding the contribution to the BHP Billiton Foundation, 49 per cent of the cash component of our expenditure was invested in local communities, 28 per cent was invested regionally, and the remaining 23 per cent was invested in national or international programs in countries where we operate.
(1) Excludes demerged assets.
(2) Defined as voluntary Company expenditure for social programs and environmental programs with net social benefit.
Community investment expenditure by region(1)(2)
Australia 42%
South America 41%
North America 12%
Africa 4%
Asia 1%
Community investment expenditure by program category(1)(2)
Environment 24%
General infrastructure 22%
Community support (capacity building) 21%
Education and training 17%
Health 7%
Arts 5%
Sports and recreation 2%
Small business development 2%
54 BHP Billiton Sustainability Report 2015

BHP Billiton Social Investment Framework
During FY2015, we developed a new BHP Billiton Social Investment Framework to guide our approach to voluntary social investment(1) between FY2016 and FY2020, providing a unified and integrated framework across our Company. The Framework is the outcome of an extensive review of our existing approach to social investment and analysis of our internal and external operating context. Specific inputs to the review included our material sustainability risks, emerging global sustainability trends, the draft United Nations Sustainable Development Goals and the stakeholder needs and expectations of our host communities. Using these inputs to inform our Social Investment Framework has ensured a strong linkage between our business and our social investment objectives. Sustainable development trends, such as increasing competition for access to and control over natural resources; corruption and poor governance of natural resources; lost human potential of people denied access to quality education and healthcare; increasing social volatility; and the multi-dimensional impacts of climate change, have the potential to result in both business and societal impacts, and were therefore considered to be a natural fit for our social investment.
Poor quality education, vocational training and public health undermine our ability to maximise local workforces and supply chains. Weak governance and corruption erodes the ability of people to benefit from the financial contributions we make through our payments of taxes and royalties. Social exclusion and inequality can give rise to social unrest and business risk. Failure to effectively mitigate and support communities to adapt to the impacts of climate change increases business risk and uncertainty. Through our Social Investment Framework, we aim to make a distinctive contribution to sustainable development challenges. The three themes of the BHP Billiton Social Investment Framework are:
Governance: contribute to good governance with a focus on reducing corruption, enhancing transparency and strengthening of institutions;
Human capability and social inclusion: enhance human capability and social inclusion through increasing the number of people with improved health and wellbeing, access to quality education and vocational training and enhanced livelihood opportunities;
Environment: contribute to enduring environmental and social benefits through biodiversity conservation, water stewardship and climate change mitigation and adaptation.
Each theme comprises specific areas of focus that will align with the emerging issues, risks and trends relevant to our Businesses and where we believe we can make a distinctive contribution.
Governance
Human capability and social inclusion
Environment
Transparency and corruption
Institutional strengthening
Education and training
Health and wellbeing
Enhancing livelihoods
Social inclusion
Climate change
Biodiversity and water
From local community development to global societal challenges
As part of our Social Investment Framework, we will make social investments at three tier levels: (1) local/regional, (2) country and (3) global. This reflects our desire to be both an active participant in local development in regions where we operate and also an engaged corporate citizen seeking to work with others to help address some of the world’s biggest challenges.
The first tier, local/regional-level programs, aims to help build thriving and resilient communities and regions and thereby maintain and grow local stakeholder support for our Businesses. Our Businesses will retain a high degree of flexibility within the Framework to plan and deliver projects on themes that address the needs and priorities of local and regional communities in our host countries.
We aim to be partners with our host communities, investing in projects that will continue to deliver benefits to the community beyond the life of the operation. Our Community GLD provides the foundation for how we undertake our community development work within our host communities. Using data from social baseline studies and social impact and opportunity assessments, we develop community development management plans that help guide community development projects and donations. Projects are implemented with the participation of local stakeholders.
We also contribute to relief efforts following natural disasters. Depending on the specific circumstances and nature of the disaster, this may be through a financial contribution to an NGO participating in emergency or recovery activities, in-kind support, such as the provision of our equipment or machinery, or through our people volunteering their time and expertise.
(1) Defined as voluntary Company expenditure for social programs and environmental programs with net social benefit.
BHP Billiton Sustainability Report 2015 55

Making a positive contribution to society continued
We have robust due diligence and anti-corruption requirements and review the performance of social projects annually. Our community development management plans are required to be evaluated every three years to determine changes to key quality-of-life indicators measured in the social baseline study. Further change within the community is measured through our community perception surveys.
The second tier, country-level programs, will be developed in Australia, Chile, the United States and Canada. The key objectives of the country-level programs are to see strong social benefits and contribute to the long-term economic, social and environmental sustainability of the country.
The third tier of our Framework comprises targeted Global Signature programs. Global Signature programs will be designed to focus on a few critical issues that resonate with the nature of our business and key global stakeholders and will present an opportunity to leverage our skills and experience as a leading resources company. The objective of the Global Signature programs is to make an appreciable difference to a global sustainability challenge over time.
Global Signature programs will be located in host, market or other countries based on our assessment of where the most significant outcomes can be achieved. They are likely to be large and therefore few in number with clear relevance to the Company’s priorities to ensure maximum impact.
Measuring our impact
As part of our Social Investment Framework, we have developed a Company-wide Monitoring and Evaluation Plan that will significantly progress our social investment reporting to focus on the results achieved and impacts they deliver in communities. We will monitor, evaluate and publicly report our performance against indicators designed to demonstrate the outputs, outcomes and collective impact of our social investment on key quality-of-life indicators.
Our corporate charities
BHP Billiton operates two independent corporate charities that contribute to improving the quality of life in regions and countries where we have a business interest. BHP Billiton Sustainable Communities (based in the United Kingdom) and the BHP Billiton Foundation (based in the United States) provide grants to organisations, allowing them to deliver long-term social projects that aim to create sustainable outcomes across a footprint that extends beyond the operations of our business. The corporate charities complement the local community development work undertaken by our Businesses.
Our corporate charities proactively identify significant social issues in the region of interest, and then work collaboratively with non-government organisations that have a strong track record in the issue to design an appropriate project. In assessing potential partner organisations, important criteria include the capacity to effectively deliver a large-scale project, compliance with due diligence and anti-corruption criteria and experience operating in the country and region of interest.
At the end of FY2015, BHP Billiton Sustainable Communities had a total of US$62.5 million and the BHP Billiton Foundation had a total of US$219.2 million in funds available for future sustainable development projects.
When developing projects, care is taken not to duplicate or displace existing agencies and services, but rather strengthen and support local capacity development.
During FY2015, the BHP Billiton Foundation committed to projects and donations, including:
A$22.1 million to the Australian Mathematical Sciences Institute for a five-year program to increase the representation of women in science, technology, engineering and mathematics;
US$14.9 million to the Solar Energy Research Centre, through the University of Chile for a five-year project in northern Chile to support the use and access of renewable energy;
A$4.2 million to CSIRO Education in Australia to continue to deliver the BHP Billiton Science and Engineering Awards over the next five years;
A$10 million to The Anzac Centenary Public Fund in Australia to support a perpetual Sir John Monash scholarship and the development of the Adelaide Anzac Memorial Walk.
BHP Billiton Sustainable Communities provided US$18.3 million to continue its five-year projects in Colombia, South Africa and Mozambique; US$3.8 million to Australian partnerships; and US$1.8 million to disaster relief in Australia and West Africa.
Improving health in communities
Our investments in community health aim to improve the quality of, and access to, general medical care. Where a high prevalence of diseases exists in our areas of activity, we facilitate control programs that are offered to our employees and to our host communities. These initiatives range from a project to help maternal and child health in South Africa and Mozambique, to the refurbishment of a hospital emergency department in regional Australia.
Through BHP Billiton Sustainable Communities, our UK-based charity, we invested more than US$35 million in community health partnerships. This included US$10 million to The Global Fund to Fight AIDS, Tuberculosis and Malaria to support the Mozambique Government’s five-year malaria prevention program. It also included a US$25 million contribution to a five-year partnership with health organisation, PATH, to support the Window of Opportunity project to improve maternal and child health and development in five districts in South Africa and Mozambique.
BHP Billiton Sustainable Communities also contributed A$2.5 million to the refurbishment project of the Muswellbrook Hospital, in New South Wales, Australia, which opened in April 2015. The project, in partnership with Hunter New England Health, includes a new, state-of-the-art emergency department featuring additional beds and clinical treatment areas, improved visitor and staff facilities and new ambulance bays. It also incorporates the latest digital and telehealth technology to link Muswellbrook with specialists and clinicians at other hospitals, to enable them to provide real-time specialist healthcare, advice and assistance to staff treating critically ill patients.
56 BHP Billiton Sustainability Report 2015

CASE STUDY
An integrated development approach builds resilience in rural Colombia
Two years into our five-year partnership with international development organisation, Global Communities, the ANDA program is delivering sustainable change to alleviate poverty and hardship for vulnerable populations in six rural municipalities in the Department of Cordoba and the cities of Monteria and Cartagena in Colombia.
Funded by BHP Billiton Sustainable Communities, the rural component of ANDA (a Colombian Spanish word meaning ‘to go forward’) works to address the root causes of poverty and provide opportunities for families to break the poverty cycle. The program is focused on increasing access to basic services, including education, healthcare, water, sanitation and housing, as well as economic opportunities.
As a result of the program, families in the rural communities are improving their livelihoods through training in a range of agricultural practices. More than 400 farmers have graduated from training and have begun working in 17 producer associations and over 1,300 community members have received training in other agricultural production areas.
One of the program’s first activities was to establish Community Management Committees (CMCs) in 40 rural communities to provide a forum for discussion, dialogue, analysis and identification of issues.
Led by the CMCs, the communities completed and presented Community Development Plans documenting their long-term vision; their tangible and non-tangible assets; prioritisation of need; possible solutions; and key partners for development.
Evaluation has shown that local administrations have improved by an average of nine per cent in areas such as planning, resource management, monitoring, evaluation and accountability.
The ANDA program also offers technical assistance to municipalities in the formulation and submission of proposals for the national Royalty Fund and other government programs. To date, 52 proposals have been submitted and 18 proposals have been approved resulting in approximately US$9.1 million being available to municipalities for community projects.
In the cities of Monteria and Cartagena, the program is taking a market-driven approach to increase formal employment and support entrepreneurship. Success in income generation has a positive impact on the quality of life with respect to education, health, housing and the accumulation of material possessions and savings.
To date, approximately 380 families have a higher income and reported improvements in business growth and home improvements. Close to 300 new businesses have been created and are operating. Additionally, 45 associations of vulnerable communities and victims have received technical assistance to improve their revenue and expand their businesses, improving the quality of life of more than 700 participants and their families. A new group of 571 participants and 41 associations initiated their income generation projects during the past year.
Overall, the ANDA program has generated a large network of institutions with whom it is coordinating to work towards the goal of reducing poverty and improving the quality of life of communities prioritised by the program.
BHP Billiton Sustainability Report 2015 57

Making a positive contribution to society continued
CASE STUDY
Education in focus
We understand the power that education has in reducing inequality and creating a brighter future.
We invest significantly in programs focused on delivering social change through education. The programs aim to create a pathway to meaningful employment and improved quality of life by spanning the full spectrum of learning, from early childhood development to secondary education, vocational training and tertiary studies. Below are examples of the programs we support.
Early childhood learning: In Australia, our New South Wales Energy Coal’s partnership with Muswellbrook South Public School supports the Warrae Wanni Pathways to School program.
The program provides Aboriginal and disadvantaged preschool-aged children in Muswellbrook with access to a school readiness program. Monitoring has shown that children in the program have made progress on all numeracy and literacy indicators. On average, skills have increased by 52 per cent in enrolled children. Increasing numbers of parents have been engaging in the program, which has also provided the opportunity to link families to essential community services.
Primary education: In 2001, our Pakistan Production Unit developed a program to improve local education and literacy rates, with a focus on girls’ education in local communities. Previously, educational facilities were poor and compounded the cultural barriers that impacted the ability of girls to participate in educational activities. Almost 2,000 students are currently studying in 13 model schools, and 820 students have graduated from the program. The program employs more than 105 local people and the student body has grown from zero to 60 per cent female. One of the girls’ primary schools has also been upgraded to include a secondary school. Effective community engagement has boosted the local literacy rate from 33 per cent to 36 per cent and has driven strong and mutually beneficial outcomes.
Secondary education: During FY2015, we committed almost A$55 million to advance science, technology, engineering and maths (STEM) education in Australia through two separate projects. The first is a partnership with CSIRO Education to develop and deliver a program that aims to increase the interest and academic performance of Aboriginal and Torres Strait Islander students in STEM subjects and related professions, including a significant cultural component.
We have also approved a similar program, working with the Australian Mathematical Sciences Institute, to focus on girls’ achievement in mathematics that will also seek to redress some of the negative stereotypes associated with girls, maths and sciences.
These two programs reflect BHP Billiton’s appreciation of advanced mathematical and physical sciences and the importance of developing STEM skills to address the current barriers and challenges for girls and Aboriginal and Torres Strait Islander students in maths and science education. A holistic approach has been developed to further teachers’ technical skills and method of teaching and to provide students with additional support, such as summer schools, scholarships and mentoring.
After school support and mentoring: Western Australia Iron Ore (WAIO) supports the Graham (Polly) Farmer Foundation’s Follow the Dream program in Port Hedland, Newman and Perth. The program currently supports 320 Aboriginal and Torres Strait Islander students by providing after school tuition and individual mentoring support and case management in cooperation with schools. It enables Aboriginal and Torres Strait Islander secondary school students to complete Year 12, enter tertiary studies or undertake other post school training or employment. By the end of 2014, 26 per cent of the graduates had gone on to university either directly or through completing a bridging course; 50 per cent of the graduates went on to vocational training, a traineeship or an apprenticeship; and 22 per cent of the graduates went into direct employment. A number of program graduates have also gone on to employment with WAIO.
Pre-employment vocational training: Students at Newman Senior High School, in Western Australia, now have the opportunity to gain nationally recognised qualifications to work in the engineering, automotive and mechanical fields through the recent opening of the Newman Trade Training Centre. In February 2015, in partnership with the Commonwealth Government, WAIO’s contribution of A$555,000 has allowed the construction of a centre, purchase of equipment and employment of a trade teacher to deliver training and education at the High School.
Tertiary education: At our Queensland Coal operations, community consultation showed that skills shortages in non-mining sectors were key areas of concern for the communities in which BHP Billiton Mitsui Coal (BMC) and BHP Billiton Mitsubishi Alliance (BMA) operate. To create a pipeline of local, non-mining professionals, a partnership was developed with the Central Queensland University. Designed in collaboration with key community stakeholders, the BMA/BMC Non-Mining Scholarship Program specifically targets students who want to study, live and work locally. So far, 57 students have been awarded scholarships under the BMA/BMC Scholarship Program.
58 BHP Billiton Sustainability Report 2015

Supporting our employees who support their communities
We encourage employees who are active citizens in their communities by supporting causes closest to their hearts through our Matched Giving Program. Whether through financial donations or giving their time, our global Matched Giving Program recognises the contribution of our employees and matches their efforts. Funded by BHP Billiton Sustainable Communities, the program doubles employees’ personal donations, making it one of the most generous workplace giving programs.
In FY2015, more than 8,500 of our employees participated in the Matched Giving Program, volunteering approximately 65,000 hours of their personal time to community activities. Employee contributions benefited more than 1,000 not-for-profit organisations, which received US$9.6 million as part of the program.
Matched giving
US$ million
14
12
10 9.6
8
6
4
2
0
FY2011 FY2012 FY2013 FY2014 FY2015
Supporting local businesses
Due to the size and scale of our operations, we require a range of products and services to enable our Businesses to operate effectively at the local level. Where our requirements can be met, we choose to source these products and services locally from our host communities, benefitting our local suppliers and our local communities. In FY2013, we set a target for all our operating assets to have local procurement plans. This was achieved in FY2015. Our assets have also made progress to meet the specific targets included within their local procurement plans.
In FY2015, 42 per cent of our Group spend was with local suppliers, with the largest local spends made by operations in the United States and Australia, 46 per cent and 31 per cent, respectively. An additional 54 per cent of our Group spend was within the regions in which we operate.
Distribution of supply expenditure
Regional and national 54%
Local 42%
External to home country 4%
Local spend refers to spend within the communities in which we operate. Regional and national spend refers to spend within the regions, such as states and provinces, and the home country of operation, excluding local spend.
Distribution of local and regional supply expenditure
Australia 75%
North America 12%
South America 8%
Africa 5%
Local and regional spend refers to spend within the communities in which we operate and the regions, such as states and provinces, where our operations are located.
BHP Billiton Sustainability Report 2015 59

Appendix
Contents
Our stakeholders 61–62
Performance data – Governance 63
Performance data – People 64–65
Performance data – Society 65
Performance data – Environment 66–67
Independent assurance report to the Directors and management of BHP Billiton 68
60 BHP Billiton Sustainability Report 2015

Our stakeholders

As a global company, we interact with a diverse range of stakeholders who represent our host communities, regions and nations. Our stakeholders can be defined as those who are potentially affected by our operations or who have an interest in, or influence, what we do. All our operations are required to establish appropriate channels where stakeholders can voice their perspectives and concerns throughout the life cycle of our activities.

Our methods and frequency of communicating to and with stakeholders are as diverse as our stakeholders.

- Globally, we communicate via our Annual General Meetings, corporate publications (including the Annual Report and Sustainability Report), our Company website (www.bhpbilliton.com), releases to the market and media, analyst briefings, speeches and interviews with senior executives.
- At a regional and local level, each asset and operation is required to plan, implement and document stakeholder engagement activities in accordance with our Community Group Level Document. This includes asset or operation-based newsletters and reports; community perception surveys and consultation groups; implementing community complaints and grievance mechanisms; and representation on specific industry association committees and initiatives. We listen to our stakeholders' expectations, concerns and interests, and take this into account in our business planning process. Importantly, we also use engagement methods which are appropriate for local culture and context.
- As a key stakeholder group, we also engage with our people (employees and contractors) via tailored internal channels. Information is made available in a variety of formats, ensuring the broadest possible access for our people. These channels include video, our internal Portal; email and newsletters; town halls; and by inviting feedback and comment through employee perception surveys. A bi-monthly online forum, 'Ask the CEO', provides a real-time online opportunity for employees to engage in open dialogue with the Chief Executive Officer on a range of topics, including *Our BHP Billiton Charter*, safety, health, environment and the community, and productivity. Key internal announcements and videos are made available in English and Spanish to ensure we continue to meet the information needs of our people.

Stakeholder	Interest	How we engage
Business partners		
Organisations with which we have joint venture arrangements.	Ensuring suitable governance mechanisms are in place. Engaging with joint venture partners to ensure financial returns are delivered and risks sufficiently mitigated.	Joint venture boards and operating committees; public documents (Annual Report, Sustainability Report); participation in health, safety, environment and community audits.
Community-based organisations		
Public or private non-profit organisations that represent a particular segment of the community and are engaged in human, educational, environmental, recreational or public safety and community activities.	Providing a grassroots voice of particular interests or concerns for local communities.	Stakeholder engagement plans; membership on our consultation committees; recipients of community investment.
Customers		
Generally other large organisations.	Reliability of our supply; product quality, cost and delivery; life cycle impacts of our products, including downstream products; materials and resource efficiency; management of waste materials.	Regular communication with BHP Billiton Marketing; technical support to assist with product use, in terms of process efficiency or product handling; product information including material safety data sheets; visits to operations; technology exchanges with operations; participation in a range of product stewardship initiatives.
Employees and contractors		
During FY2015, our workforce, comprised of 42,829 employees and 64,050 contractors.	Health and safety; working conditions; career development; local issues such as employment opportunities, business creation, social infrastructure, schooling and health care. In remote communities, housing, and basic services and amenities.	Employee communication channels (online, printed, face-to-face); performance reviews and employee perception surveys; annual HSEC Awards; business conduct advisory service; 24-hour employee assistance program; asset and operation-based newsletters and reports.
Governments and regulators		
Governments and regulators at local, regional, national and international levels.	National, regional or local legislative and regulatory policy frameworks; market access, product stewardship; environmental performance; social policy; community issues, fiscal regimes applicable to the resources sector.	Regulatory information; other public information (Annual Report, Sustainability Report; www.bhpbilliton.com); Group representation at selected events, including political party conventions for the purposes of better understanding the implications of public policy development on business operations; direct communication to governments on subjects that affect the Group's interests and operations.

BHP Billiton Sustainability Report 2015 61

Our stakeholders continued

Stakeholder	Interest	How we engage
Industry peers and associations		
Commodity-specific associations, as well as sector-specific associations, at national and international levels.	Diverse range of issues associated with the sector or commodity, including environmental legislation, health and safety standards, and promotion of best practice.	Representation on specific committees and engagement on specific projects with industry associations, both nationally and internationally, such as the Minerals Council of Australia and the International Council on Mining and Metals to develop guidelines, standards and programs and share best practice.
Investment community		
Debt and equity analysts, socially responsible investment analysts and corporate governance analysts.	Alignment of our performance with shareholder interests, including good financial returns, strong governance and performance, and elements of non-financial risk.	Regular communication through analyst briefings of key issues, exchange releases, publicly available information (Annual Report, Sustainability Report); participation in external benchmarking initiatives.
Labour unions		
Labour unions represented at many of our operations.	Workers' rights and interests; collective bargaining; health and safety; remuneration; working hours; roster arrangements.	Direct communication as required, respecting the rights of employees to freely join labour unions.
Local and Indigenous communities		
A broad spectrum of local and Indigenous communities with interests and concerns.	Environmental and social impacts associated with our operations; opportunities for sustainable community development; interests and concerns as identified through stakeholder perception surveys, including local employment and business creation, support for social infrastructure and programs, improved community engagement mechanisms and environmental performance.	Community consultation, engagement and participation in BHP Billiton activities; work opportunities; community investment; preserving cultural heritage; targeted communications.
Surface and mineral rights owners.	Obtain and maintain access by minimising delays, building relationships, resolving disputes, honouring commitments and remitting timely and accurate payments.	Create extra opportunities for mineral rights owners to meet with us (including lease owner relations call centre; planned communications with royalty checks; regularly scheduled venue and events for mineral rights owners).
Media		
Representatives from print, online, broadcast and social media.	Broad range of issues reflecting all stakeholder interests.	Media releases, briefings, presentations and interviews, publicly available information (Annual Report, Sustainability Report, *www.bhpbilliton.com*).
Non-government organisations (NGOs)		
Environmental, social and human rights organisations at local, national and international levels.	Ethical, social and environmental performance of our operations, proposed operations, or closed operations; governance mechanisms, risk management and mitigation.	Local engagement through each operation's stakeholder engagement plan; regular engagement at the Group level with relevant national and international organisations, and through the Forum on Corporate Responsibility.
Shareholders		
A diverse group that has invested in our business, with significant representation in Australasia, Europe, South Africa and North America.	Creation of long-term shareholder value through consistent financial returns and good governance. Ensuring high-quality governance and maintaining focus on continuous improvement and understanding shareholder concerns.	Annual General Meetings; publicly available information (Annual Report, Sustainability Report, *www.bhpbilliton.com*); regular meetings with institutional shareholders and investor representatives; investment community presentations.
Society partners		
Public or private organisations that we partner with on specific projects to benefit society, our host communities or the environment.	Ethical, social and environmental performance of our operations, proposed operations, or closed operations; governance mechanisms, risk management and mitigation.	Partnership boards and operating committees; public documents (Annual Report, Sustainability Report, *www.bhpbilliton.com*); regular engagement at the Group and Business level.
Suppliers		
Businesses local to our operations, as well as large international suppliers.	Supply agreements, payments and required supplier standards.	Appropriate engagement throughout supplier life cycle determined according to supplier segmentation (HSEC, business conduct and commercial dependency requirements).

62 BHP Billiton Sustainability Report 2015

Performance data – Governance

Payments to governments on a country-by-country basis [1]

Country	Payments to governments US$ million [2]	Taxes collected US$ million [3]	Asset/Office
Australia	5,245	1,053	Global Headquarters **Petroleum** – Australia Production Unit; Australia Joint Interest Unit **Copper** – Olympic Dam **Iron Ore** – Western Australia Iron Ore **Coal** – New South Wales Energy Coal, BHP Billiton Mitsubishi Alliance, BHP Billiton Mitsui Coal, Coal Head Office Group and unallocated – Nickel West
Chile	1,126	143	**Copper** – Escondida, Pampa Norte, Copper Head Office
United States	644	182	**Petroleum and Potash** – Onshore US, Gulf of Mexico Production Unit, Gulf of Mexico Joint Interest Unit, Petroleum Head Office **Coal** – New Mexico Coal
Algeria	140	<1	**Petroleum and Potash** – Algeria Joint Interest Unit
Trinidad and Tobago	43	3	**Petroleum and Potash** – Trinidad and Tobago Production Unit
United Kingdom	(41)	17	**Petroleum and Potash** – UK Production Unit; Corporate Office
Canada	80	22	**Petroleum and Potash** – Potash Head Office
Pakistan	28	2	**Petroleum and Potash** – Pakistan Production Unit
Brazil	18	<1	**Iron Ore** – Samarco
Peru	9	1	**Copper** – Antamina
Singapore	6	<1	Marketing Head Office
Switzerland	3	<1	Marketing Office
Indonesia	1	1	**Coal** – IndoMet Coal Project
Other	8	2	
Total [4]	**7,310**	**1,426**	
Demerged operations [5]	478	265	

(1) The Group claims refunds of transaction taxes (for example, GST/VAT and Fuel Tax) paid to suppliers for in-country purchases of goods, services and eligible fuel, and also collects GST/VAT in respect of certain sales to customers as set out in the table. These amounts are not included in payments to governments or taxes collected.
(2) Includes amounts paid/received by BHP Billiton in respect of each of its operations, including joint operations. However, it excludes taxes paid/received by entities, which are accounted for as an equity accounted investment in BHP Billiton's financial statements such as Antamina, Cerrejón and Samarco.
(3) Taxes collected on behalf of our employees. Includes all payments to governments by BHP Billiton in respect of each of its operations, including joint operations. However, it excludes taxes paid/received by entities, which are accounted for as an equity accounted investment in BHP Billiton's financial statements such as Antamina, Cerrejón and Samarco. Where the payroll year end date is different to the BHP Billiton's financial year end date, the most recent annual data has been used.
(4) Excludes demerged South32 assets.
(5) Total payments to governments paid/collected by demerged South32 assets.

We have disclosed our payments of taxes and royalties on a project-by-project basis, and payments to state and provincial governments at a subnational level in a stand-alone BHP Billiton Economic contribution and payments to governments Report 2015. The Report is available online at *www.bhpbilliton.com*.

BHP Billiton Sustainability Report 2015 63

Performance data – People[1]

Workforce data by region	Fatalities	TRIF	Occupational illnesses per million hours worked employees	Occupational illnesses per million hours worked contractors	Average absenteeism rate (hours per employee per year)[2]		Average number of employees[3]	Average number of contractors[4]
					Male	Female		
Africa	1	3.1	7.82	1.20	57.10	66.30	6,992	8,806
Asia	0	1.1	0.00	0.00	16.68	34.09	1,143	1,678
Australia	3	6.7	5.95	2.06	64.96	56.94	21,428	19,212
Europe	0	0.0	0.00	0.00	7.36	12.42	102	102
North America	0	3.9	0.99	0.69	19.39	42.86	4,188	6,034
South America	1	2.1	1.69	0.13	61.73	89.05	8,976	28,218
Total	**5**	**4.1**	**4.93**	**0.84**	**58.64**	**57.51**	**42,829**	**64,050**

Regional safety fines levied	2015	Number of fines
Australia	**US$62,306**	1
North America	**US$85,817**	142
South America	**US$94,327**	6

Employees by gender and employment type	Total %	Male %	Female %
Full-time	97.58	84.46	15.54
Part-time	0.61	15.20	84.80
Fixed term full-time	1.73	74.23	25.77
Fixed term part-time	0.05	18.18	81.82
Casual	0.03	66.67	33.33
Total	**100.00**	**83.83**	**16.17**

Employees by region and gender	Total %	Male %	Female %
Africa	16.32	84.57	15.43
Asia	2.67	56.37	43.63
Australia	50.00	84.74	15.26
Europe	0.24	48.26	51.74
North America	9.78	71.18	28.82
South America	20.99	90.58	9.42
Total	**100.00**	**83.83**	**16.17**

Employee by category and diversity[5]	Total %	Gender %		Age group %				Average basic salary US$	Average total remuneration US$
		Male	Female	Under 30	30–39	40–49	Over 50	Ratio male to female	Ratio male to female
Senior leaders	0.83	85.02	14.98	0.00	15.58	53.68	30.74	1.08	1.19
Managers	2.56	79.88	20.12	0.57	32.76	42.10	24.57	1.11	1.17
Supervisory and professionals	29.93	76.79	23.21	15.33	37.39	28.77	18.51	1.12	1.16
Operators and general support	66.68	87.13	12.87	17.61	32.37	27.24	22.78	1.08	1.12
Total	**100.00**	**83.83**	**16.17**	**16.16**	**33.93**	**28.45**	**21.46**	**0.99**	**1.03**

	Total	Gender		Age group				Region					
Employee new hires and turnover		Male	Female	Under 30	30–39	40–49	Over 50	Africa	Asia	Australia	Europe	North America	South America
Employee new hires	2,958	2,153	805	1,151	953	535	319	408	129	1,654	8	435	324
	6.03%	5.22%	10.23%	16.74%	5.85%	3.77%	2.72%	4.53%	11.41%	6.36%	4.02%	10.41%	3.79%
Employee turnover	6,009	4,761	1,248	907	1,723	1,447	1,932	524	164	3,472	33	535	1,281
	12.24%	11.55%	15.86%	13.19%	10.58%	10.19%	16.47%	5.81%	14.50%	13.35%	16.58%	12.81%	14.97%

64 BHP Billiton Sustainability Report 2015

Performance data – People[1] continued

	Average basic salary US$	Average total remuneration US$	Total remuneration	Salary increase	Ratio standard entry level wage to local minimum wage	
Remuneration [6]	Ratio male to female	Ratio male to female	Ratio highest paid individual to median	Ratio highest paid individual to median	Male	Female
Africa	0.94	0.96	49.07	–	11.87	12.10
Asia	1.55	1.90	27.13	1.51	9.19	10.69
Australia	1.10	1.11	71.70	–	2.90	2.58
Europe	1.49	1.85	6.25	–	3.62	3.31
North America	1.23	1.32	38.06	–	4.91	4.18
South America	0.76	0.83	144.83	–	3.94	5.15
Total	**0.99**	**1.03**				

(1) Proportional data in our People section are based on number of employees from July 2014 to April 2015 and averaged for a 10-month period.
(2) Absenteeism comprises sick leave, hospitalisation leave, injury on duty, short-term disability, unauthorised absence, FMLA leave, medical leave and workers' compensation. Absenteeism ratio by gender male to female is 1.02. Additionally, in FY2015, 2,409 employees made use of parental leave, of which 36 per cent were women and 64 per cent were men. 95 per cent of males and 88 per cent of females returned to work following parental leave.
(3) Average number of employees and average number of employees by region shows the weighted average number of employees across the Group in accordance with our reporting requirements under the UK Companies Act 2006. It includes the Executive Director, 100 per cent of employees of subsidiary companies and our share of proportionate consolidated entities. Employees of equity accounted entities are not included. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. Contractors are not included. In FY2015, 92 per cent of our people worked in their country of nationality, including 65 per cent of our senior leaders. Senior leaders are defined as organisational levels A–D. A number of our assets have practices to hire people from the local community.
(4) Contractor data is collected from an internal survey from July 2014 to April 2015 and averaged for a 10-month period.
(5) The Boards of our significant subsidiary companies have 135 Directors comprising 19 per cent women, 21 nationalities, and 50 per cent are aged between 40 and 49 years.
(6) Remuneration:
- Highest paid individual in each significant region has been excluded from the median determination.
- The highest paid individuals in Africa, Europe and North America did not receive an increase to their salary during FY2015.
- The majority of employees did not receive a salary increase in Australia and South America, including the median employee and the highest paid individuals.
- Both the highest paid individual and the majority of employees (including the median employee) in Asia received a salary increase.
- Salary increase analysis excludes promotional increases.
- Individuals classified as entry level are those in operator and general support roles, and have been with the organisation for less than one year.

Performance data – Society

	2015
Community complaints	
Dust	**20**
Noise	**125**
Odour	**25**
Other	**166**
Cultural awareness training	
Employees	**1,623**
Human rights training	
Employees	**6,481**
Contractors	**5,438**
Security training	
Security employees and contractors	**2,130**
Security employees and contractors trained in Human Rights	**1,852**

Indigenous peoples	Operations located in or adjacent to Indigenous peoples' territories	Operations with formal agreements with Indigenous communities
Australia	25	15
Canada	7	1
Chile	5	2
Colombia	1	1
US	3	1
Peru (exploration)	1	0

BHP Billiton Sustainability Report 2015 65

Performance data – Environment

		2015	2014 [1][2]
Land			
Land owned, leased or managed	hectares	**8,370,000**	8,410,000
– Total land disturbed	hectares	**144,000**	145,000
– Total land rehabilitated	hectares	**40,800**	38,900
– Total land set aside for conservation	hectares	**29,300**	27,300
Water			
Inputs			
Water input by quality – Type 1	megalitres	**49,500**	53,700
Water input by quality – Type 2	megalitres	**80,700**	109,000
Water input by quality – Type 3	megalitres	**210,000**	185,000
Water input by source – Surface water	megalitres	**58,200**	71,900
Water input by source – Groundwater	megalitres	**148,900**	150,000
Water input by source – Sea water	megalitres	**103,900**	98,800
Water input by source – Third party water	megalitres	**29,200**	26,800
Outputs			
Water output by quality – Type 1	megalitres	**80,400**	83,800
Water output by quality – Type 2	megalitres	**50,400**	42,900
Water output by quality – Type 3	megalitres	**178,000**	155,000
Water output by destination – Surface water	megalitres	**29,400**	30,600
Water output by destination – Groundwater	megalitres	**3,400**	6,350
Water output by destination – Sea water	megalitres	**101,900**	96,500
Water output by destination – Third party water	megalitres	**16,200**	13,400
Water output by destination – Other	megalitres	**157,900**	135,000
Recycling			
Water Recycled and Reused	megalitres	**159,000**	
Energy			
Energy use – Electricity	petajoules	**98**	119
Energy use – Coal and coke	petajoules	**35**	38
Energy use – Natural gas	petajoules	**68**	71
Energy use – Distillate/Gasoline	petajoules	**80**	87
Energy use – Other	petajoules	**22**	28
Energy use – Total	petajoules	**303**	343
Energy use – Renewable Sources	petajoules	**30**	
Intensity [5]		**30**	
Emissions			
GHG – Scope 1 [3]	millions of tonnes CO_2-e	**20.7**	22.7
GHG – Scope 2 [3]	millions of tonnes CO_2-e	**17.6**	22.3
GHG Scope 1 and 2	millions of tonnes CO_2-e	**38.3**	45.0
GHG – Scope 3 – Use of sold products	millions of tonnes CO_2-e	**316**	390
– Coal products	millions of tonnes CO_2-e	**218**	297
– Petroleum products [4]	millions of tonnes CO_2-e	**98**	93
Intensity [5]		**3.8**	4.9
Total oxides of sulphur	tonnes	**50,900**	53,500
Total oxides of nitrogen	tonnes	**78,000**	83,800
Total mercury	tonnes	**0.6**	0.9

66 BHP Billiton Sustainability Report 2015

Performance data – Environment continued

		2015	2014
Waste			
Hazardous waste – Mineral total	kilotonnes	**24,200**	35,600
Non-hazardous waste – Mineral tailings	kilotonnes	**151,000**	154,000
Accidental discharges of water and tailings [6]	megalitres	**0**	0

Business data summary	GHG Scope 1 & 2 millions of tonnes CO_2-e [7]	Total energy use PJ	Energy use: electricity PJ
Petroleum and Potash	3.9	40.3	0.4
Copper	5.7	40.1	18.8
Iron Ore	2.1	28.3	2.0
Coal	8.8	40.9	8.5
Aluminium, Manganese and Nickel	17.8	153.4	68.3
BHP Billiton Total	**38.3**	**303**	**98**

(1) Data in italics indicates that data has been adjusted since it was previously reported.
(2) One of our operations reclassified some FY2014 water data from Type 2 to Type 3. The total volume of water inputs remains unchanged.
(3) Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.
(4) For petroleum in use, crude oil is assumed to be used as diesel fuel and liquefied petroleum gas is assumed to be used for non-transportation purposes.
(5) Our reported FY2015 GHG intensity was 3.8 tonnes of CO_2-e per tonne of copper equivalent production. Our reported FY2015 energy intensity was 30 petajoules per million tonnes of copper equivalent production. Copper equivalent production has been based on FY2013 average realised product prices. Rather than use an intensity metric, we have set ourselves a challenging goal to limit our overall emissions by keeping our absolute FY2017 GHG emissions below our FY2006 baseline while we continue to grow our business.
(6) Data reported for environmentally significant incidents.
(7) To reflect the changes in Business structure as a result of the South32 demerger, Nickel West emissions for 1 July 2014 – 30 April 2015 have been reported under Aluminium, Manganese and Nickel and emissions from May 1 2015 – June 30 2015 have been reported under Copper.

Designated protected area	Areas adjacent to land managed by our assets	Areas on land managed by our assets	Size of common land on or overlapping designated protected area (ha) [1]
	Number	Number	Hectares
Terrestrial			
Africa	1	0	0
Australia	12	5	311,000
North America	2	10	4,130
South America	1	0	0
Maritime			
Australia	3	1	77

(1) The increase in Australia from FY2014 (29,000 ha) is due to the inclusion of the Special Water Licence areas designated for groundwater extraction by the South Australian Government. The environmental values of Lake Eyre are not affected by this groundwater extraction.

Regional environment fines levied	2015	Number of fines
Africa	**US$570**	6
Australia	**US$29,334**	4
North America	**US$2,550**	3

BHP Billiton Sustainability Report 2015 67

KPMG Independent assurance report to the Directors and management of BHP Billiton
Our conclusions:
a) Sustainability Report 2015 – Limited assurance
Based on the procedures performed, as described below, nothing has come to our attention that would lead us to believe that the BHP Billiton Sustainability Report 2015 for the year ended 30 June 2015, is not, in all material respects, prepared and presented in accordance with the GRI G4 Sustainability Reporting Guidelines, ICMM Sustainable Development Framework and the basis of preparation (collectively the ‘Framework’) as disclosed in the Sustainability Report 2015.
b) GHG Emissions – Reasonable assurance
In our opinion, BHP Billiton’s reported GHG emissions of 38.3 Mt CO2-e (Scope 1 and 2) for the year ended 30 June 2015, are prepared in all material respects, in accordance with the World Resources Institute/World Business Council for Sustainable Development (WRI/WBCSD) Greenhouse Gas Protocol and the basis of preparation as disclosed in the Sustainability Report 2015.
c) Voluntary Community Investment – Reasonable assurance
In our opinion, BHP Billiton’s reported voluntary community investment of US$225 million for the year ended 30 June 2015, is prepared in all material respects, in accordance with the basis of preparation as disclosed in the Sustainability Report 2015
We have been engaged by BHP Billiton Limited and BHP Billiton Plc (collectively BHP Billiton) and are responsible for providing:
limited assurance in respect of the BHP Billiton Sustainability Report 2015 for the year ended 30 June 2015 (‘Sustainability Report 2015’), including Subject Matters 1 to 4 of the ICMM
Sustainable Development Framework
reasonable assurance in respect of the GHG emissions (Scope 1 and 2) and voluntary community investment included in the Sustainability Report 2015.
Our assurance engagement is conducted in accordance with the International Standard on Assurance Engagements ISAE 3000 Assurance Engagements other than Audits or Reviews of Historical Financial Information and ISAE 3410 Assurance on Greenhouse Gas Statements. These standards require, among others, that the assurance team possesses the specific knowledge, skills and professional competencies needed to provide assurance on sustainability information, and that they comply with the requirements of the Code of Ethics for Professional Accountants of the International Federation of Accountants to ensure their independence.
BHP Billiton responsibilities
BHP Billiton is responsible for the preparation and presentation of the Sustainability Report 2015 in accordance with the GRI G4 Sustainability Reporting Guidelines, ICMM Sustainable Development Framework and the basis of preparation; the GHG emissions (Scope 1 and 2) in accordance with the WRI/WBCSD GHG Protocol and the basis of preparation; and the voluntary community investment in accordance with the basis of preparation, as disclosed in the Sustainability Report 2015. This responsibility also includes the internal controls relevant to the preparation of the Sustainability Report 2015 that is free from material misstatements, whether due to fraud or error.
Limited assurance over the Sustainability Report 2015
Our limited assurance engagement over the Sustainability Report 2015 consisted of making enquiries and applying analytical and other evidence gathering procedures including:
interviews with senior management and relevant staff at corporate and 21 operating sites;
assessment of the suitability and application of the Framework in respect of the disclosed information;
evaluation of the design and implementation of the key systems, processes and controls for collecting, managing and reporting the information within the Sustainability Report 2015;
a risk analysis, including print and social media searches, to validate the completeness of BHP Billiton’s own materiality assessment;
an assessment of the reasonableness of the assumptions underlying the forward-looking statements set out in the Sustainability Report 2015;
agreeing the information included in the Sustainability Report 2015 to relevant underlying sources on a sample basis;
checking that the indicators appropriate for disclosure in accordance with the GRI G4 Sustainability Reporting Guidelines Comprehensive level have been reported on.
A limited assurance engagement is substantially less in extent than a reasonable assurance engagement or an audit conducted in accordance with International Standards on Auditing and Assurance Engagements.
Reasonable assurance over the GHG emissions and voluntary community investment
Our reasonable assurance engagement involved obtaining evidence over the GHG emissions (Scope 1 and 2) and voluntary community investment, sufficient to give reasonable assurance that the amounts disclosed are free from material misstatement whether caused by fraud or error, including:
interviews with senior management and relevant staff at corporate and 16 material operating sites;
evaluation and testing of the design and implementation of the key systems, processes and controls for collecting, managing and reporting the GHG emissions and voluntary community investment data in accordance with the International Standard on Auditing ISA 530 Audit Sampling and Other Means of Testing;
analysis of data in accordance with ISA 520 Analytical Procedures;
agreeing GHG emissions and voluntary community investment data to relevant underlying sources.
This report has been prepared for BHP Billiton. We disclaim any assumption of responsibility for any reliance on this report, or the Sustainability Report 2015 to which it relates, to any person other than BHP Billiton, or for any purpose other than that for which it was prepared.
KPMG
KPMG
Melbourne
10 September 2015
68 BHP Billiton Sustainability Report 2015

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